Form 20-F
period 2011-12-31
FLINT INT'L SERVICES, INC.
filed 2012-08-02
CIK 1520287

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. For the transition period from ___ to __.

Commission file number 333-174224

Flint Int’l Services, Inc.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

5732 Hwy 7 West

Unit 15

Vaughn, ON, L4L 3A2, Canada

(Address of principal executive offices)

Mr. Russell Hiebert

5732 Hwy 7 West

Unit 15

Vaughn, ON, L4L 3A2, Canada

(877) 439 3001

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

(Title of each class)	(Name of each exchange on which registered)
Oridinary shares, par value	N/A
US$0.001 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the Period covered by the annual report.

As of July 30, 2012 there were 7,500,000 shares of the issuer’s common stock, $0.001 par value outstanding and 0 shares of the issuer’s preferred stock, $0.001 par value outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes    ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS

DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

INTRODUCTION

Flint Management, LLC (“Flint LLC”) is a wholly owned subsidiary of Flint Int’l Services, Inc. (“FLINT” or “the Company” or “we” or "our") and was formed in January 2004 as an Ontario, Canada Corporation. Flint Int'l Services, Inc. was incorporated on December 29, 2010 under the laws of the Cayman Islands in order to purchase 100% of the outstanding interests of Flint Management, LLC, a Canadian corporation.  In May 2011, we completed a merger/redomestication into our wholly owned subsidiary based in the British Virgin Islands, also named Flint Int'l Services, Inc., which was formed as a business company with limited liability (meaning the liability of shareholders is limited to the price paid for their shares). The British Virgin Islands corporation became the surviving entity along with its Memorandum and Articles.

FLINT, a private holding company incorporated under the laws of the Cayman Islands but now existing under the laws of the British Virgin Islands, was formed in order to acquire 100% of the outstanding membership interests of Flint Management, LLC.  On December 31, 2010, FLINT issued 7,500,000 ordinary shares in exchange for a 100% equity interest in Flint Management, LLC.  As a result of the share exchange, Flint Management, LLC became the wholly owned subsidiary of FLINT.  As a result, the members of Flint Management, LLC own a majority of the voting shares of FLINT.  The transaction was accounted for as a reverse merger whereby Flint Management, LLC was considered to be the accounting acquirer as its members retained control of FLINT after the exchange, although FLINT is the legal parent company.  The share exchange was treated as a recapitalization of FLINT.  As such, Flint Management, LLC, (and its historical financial statements) is the continuing entity for financial reporting purposes. The financial statements have been prepared as if Flint Management, LLC had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.  At the time of the exchange transaction, FLINT had no assets or liabilities and Flint Management, LLC had assets of approximately $144,000 with equity of approximately $22,300.

The capital structure of FLINT is presented as a consolidated entity as if the transaction had been effected in 2004 to consistently reflect the number of shares outstanding. However, the capital structure as presented is different that the capital structure that appears in the historical statements of Flint Management, LLC, in earlier periods due to the recapitalization accounting.

In this annual report, references to “the Company” or “Flint” are to Flint Int’l Services, Inc., a British Virgin Islands company, and/or, as the context requires, its primary subsidiaries: Flint Management, LLC

PRESENTATION OF FINANCIAL INFORMATION

This is our first filing as a foreign private issuer on Form 20-F, and includes consolidated financial statements of the Company on the basis of Generally Accepted Accounting Principles (“GAAP”).

The Company prepares its financial statements on the accrual basis of accounting.  It has one wholly owned subsidiary, Flint Management, LLC., which is consolidated. All intercompany balances and transactions are eliminated.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and applicable Securities and Exchange Commission (“SEC”) regulations.

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this annual report, unless otherwise specified or the context otherwise requires, all references to “U.S. dollars,” “dollars” or “US$” are to the legal currency of the United States and all references to “Canada Dollars” or “C$” are to the legal currency of Canada. Unless otherwise noted, all translations from Canadian dollars to U.S. dollars (C$ 1.00 = US$) were:

ii

•	The year ended December 31, 2011:
o	$1.015 for the Consolidated Statement of Operations
o	$0.9833 for the Consolidated Balance Sheets
•	The year ended December 31, 2010:
o	$0.9160 for the Consolidated Statement of Operations
o	$0.9429 for the Consolidated Balance Sheets

On June 6, 2012, the noon buying at the bank of Canada C$ 1.00 = US$0.9790. We make no representation that the C$ or US$ amounts referred to in this annual report could have been or could be converted into U.S. dollars or Canadian dollars, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of Canadian Dollars into U.S. dollars.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this annual report which are not historical facts may constitute “forward-looking statements” that involve risks and uncertainties. Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including those described under “Risk Factors” beginning on page 6 of this annual report.

Our statements regarding market risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation and deflation, are subject to uncertainty. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

All forward-looking statements in this annual report are qualified in their entirety by this cautionary statement, and no person undertakes any obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A. Selected Financial Data

The source of the information contained in the table below comes from the company’s consolidated corporate books. The December 31, 2011, 2010 and 2009 summary financial data are audited and the year-end financial data as of December 31, 2008 and 2007 are unaudited.

The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

Balance Sheet	AUDITED December 31, 2011	AUDITED December 31, 2010	AUDITED December 31, 2009	UNAUDITED December 31, 2008	UNAUDITED December 31, 2007
Working Capital	$170,774	$7,462	$14,044	$(30,872)	$(22,751)
Total Assets	$612,599	$150,951	$142,639	$65,744	$65,823
Net Assets	$186,384	$26,936	$25,887	$(7,423)	$(11,389)
Total Liabilities	$426,216	$124,015	$116,752	$73,167	$77,212
Capital Stock	$7,500	$7,500	$7,500	$7,500	$7,500
Shareholder's Equity	$186,384	$26,936	$25,887	$(7,423)	$(11,389)

Statement of Operations	AUDITED December 31, 2011	AUDITED December 31, 2010	AUDITED December 31, 2009	UNAUDITED December 31, 2008	UNAUDITED December 31, 2007
Revenue	$967,720	$438,278	$367,989	$230,891	$275,717
Cost of Sales	$465,592	$324,120	$243,251	$161,983	$226,042
Gross Profit	$502,128	$114,158	$124,738	$58,908	$49,675
Operating Expenses	$284,977	$114,038	$82,208	$59,203	$53,540
Net Operating Income (Loss)	$217,151	$120	$42,530	$(295)	$(3,865)
Other (Income) Expense	$(415)	$—	$—	$—	$—
Net Income before Income Tax Provision	$217,566	$120	$42,530	$(295)	$(3,865)
Income Tax Provision	$(50,018)	$(1,370)	$(6,726)	$—	$—
Net Income (Loss)	$167,549	$(1,250)	$35,804	$(295)	$(3,865)
Net Income (Loss) from Operations per share	$0.02	$0.00	$0.01	$(0.00)	$(0.00)
Earnings (Loss) per share: Basic & Diluted	$0.02	$(0.00)	$0.00	$(0.00)	$(0.00)
Weighted Average Number of Shares Outstanding	7,500,000	7,500,000	7,500,000	7,500,000	7,500,000

 Exchange Rate Information

The currency of the host country is the Canadian dollar (C$) and the reporting currency is the U.S. dollar (US$). Format: C$1.00 = US$ equivalent.

The average and year-end exchange rates for the years 2007 through 2011 are presented in the table below.

	2011	2010	2009	2008	2007
Average rate	1.0151	0.9679	0.8833	0.9397	0.9418
Year-end rate	0.9833	0.9429	0.9555	0.8166	1.0120

 The high and low exchange rates for each month during the previous six months of the reporting period are presented in the table below.

	Dec	Nov	Oct	Sep	Aug	Jul
High	0.9896	0.9876	1.0065	1.0254	1.0438	1.0583
Low	0.9610	0.9836	0.9430	0.9626	1.0091	1.0343

On, June 6, 2012, the exchange rate was C$1.00 = US$0.9712.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

The investor should carefully consider the risks described below and all other information contained in this report before making investment decisions. We have identified all material risks known to, and anticipated by, us as of the filing of this annual report.

We have a limited operating history, with minimal retained earnings, which, if losses occur, could cause us to run out of money and close our business.

We have minimal retained earnings from operations.  There is not sufficient gross revenue and profit to finance our planned growth and, without additional financing as outlined in this report, we could continue to experience losses in the future. Our retained earnings as of December 31, 2011 was $165,311. We may incur significant expenses in promoting our business, and as a result, will need to generate significant revenues over and above our current revenue to achieve consistent profitability. If we are unable to achieve that profitability, your investment in our ordinary shares may decline or become worthless.

We rely on our sole officer for decisions and he may make decisions that are not in the best interest of all shareholders.

We rely on our officer, Russell Hiebert, to direct the affairs of the company and rely upon them to competently operate the business. We do not have key man insurance on him and have no employment agreements with him. Should something happen to them, this reliance on one person could have a material detrimental impact on our business and could cause the business to lose its place in the market, or even fail. Such events could cause the value of our shares to decline or become worthless.

We believe the funds we raise in our current offering will allow us to generate sufficient funds from operations, if that is not the case, we may have to raise additional capital which may not be available or may be too costly, which, if we cannot obtain, could cause us to have to cease our operations.

We expect that the funds we raise in our current offering will take us to the point of a positive cash flow. However, if that does not turn out to be the case, our capital requirements could be more than our operating income. As of December 31, 2011, our cash balance was $24,465. We do not have sufficient cash to indefinitely sustain operating losses, but believe we can continue to generate positive cash flow within twelve months from the funds raised in our current offering. Our potential profitability depends on our ability to generate and sustain substantially higher net sales with reasonable expense levels. We may not operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in our current offering will be sufficient to fund our planned growth for the next 12 months after we close on the offering assuming we raise the minimum amount in our current offering. We anticipate that we will need $26,000 over the next 12 months, provided our cash flows from operations remain breakeven. If we do not raise the minimum amount of our current offering, $70,000, we will have begun our marketing programs, incurred fees related to these filings, begun to follow-up on sales leads and incurred general administrative costs which are cash out-of-pocket expenses without related revenue to cover. Thus, if we do not raise the minimum, we will raise the $26,000 through shareholder advances and/or bank loans. As disclosed in our financial statements our cash flows in 2009 were positive approximately $18,600 and negative in 2010 approximately $5,800 and negative approximately $1,510 in 2011. Since we anticipate spending $26,000 in the next 12 months if we do not raise the minimum then we will fund working capital through shareholder advances and if need, bank loans. Therefore, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We have no current or proposed financing plans or arrangements other than this offering. We could seek additional financing through debt or equity offerings. Additional financing may not be available to us, or, if available, may be on terms unacceptable or unfavorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, and additions to our product lines may be delayed or postponed indefinitely; if this happens, the value of your investment could decline or become worthless.

No public market for our ordinary shares currently exists and an active trading market may never materialize, and an investor may not be able to sell their shares.

Prior to our current offering, there has been no public market for our ordinary shares. We plan work with a market maker who would then apply to have our securities quoted on the OTC Bulletin Board (“OTCBB”). In order to be quoted on the OTCBB, we must be sponsored by a participating market maker who would make the application on our behalf; at this time, we are not aware of a market maker who intends to sponsor our securities and make a market in our shares. Assuming we become quoted, an active trading market still may not develop and if an active market does not develop, the market value could decline to a value below the offering price in this prospectus. Additionally, if the market is not active or illiquid, investors may not be able to sell their securities.

If a public trading market for our ordinary shares materializes, we will be classified as a ‘penny stock’ which has additional requirements in trading the shares, which could cause an investor not to be able to sell their shares.

The U.S. Securities and Exchange Commission treats shares of certain companies as a ‘penny stock’. We are not aware of a market maker who intends to make a market in our shares, but should we be cleared to trade, we would be classified as a ‘penny stock’ which makes it harder to trade even if it is traded on an electronic exchange like the over-the-counter bulletin board. These requirements include (i) broker-dealers who sell to customers must have the buyer fill out a questionnaire, and (ii) broker-dealers may decide upon the information given by a prospective buyer whether or not the broker-dealer determines the shares are suitable for their financial position. These rules may adversely affect the ability of both the selling broker-dealer and the buying broker-dealer to trade the securities as well as the purchasers of investors’ securities to sell them in the secondary market. These requirements may cause potential buyers to be eliminated and the market for the ordinary shares investors purchase in our current offering could have no effective market to sell into, thereby causing investors’ investment to be worthless.

Investing in a penny stock has inherent risks, affecting brokers, buyers and sellers, which could cause the marketability of your shares to be lesser than if there were not those requirements.

When a seller of a ‘penny stock’ desires to sell, they must execute that trade through a broker. Many brokers do not deal in penny stocks, so a seller’s ability to market/sell their shares is reduced because of the number of brokers who engage in trading such shares. Additionally, if a broker does engage in trading penny stocks, and the broker has a client who wishes to buy the shares, they must have the client fill out a number of pages of paperwork before they can execute the trade. These requirements cause a burden to some who may decide not to buy because of the additional paperwork. Thus, the marketability of the shares is less as a penny stock than as a stock listed on an exchange. This could cause the investment to be less liquid and investors may not be able to market their shares effectively.

Our fiscal 2011 audit report dated July 31, 2012 from our auditors discloses in Note 5 to the financial statements that there is substantial doubt as to our ability to continue as a going concern, which, if true, could result in your investment becoming worth significantly less than the offering price, or possibly even causing it to become worthless.

As discussed in Note 5 to our financial statements there is a substantial doubt that we can continue as a going concern. If we are unable to continue as a going concern, we will have to close our doors or recapitalize, both of which would cause a loss of value, either through dilution or becoming worthless if we close down altogether.

We may not be able to absorb the costs of being a public company.

Being quoted on the OTCBB is costly. There are many fees involved as well annual audits. If the costs of being a public company are too great, the Company may not be able to continue, and any investment may lose value or become worthless.

Our customers generally "sign on" for one project at a time rather than entering into an agreement related to multiple projects. This lack of continual revenue leads to uncertainty since new sales have to be made to increase revenue.

We sell training or education projects and our customers generally sign on for one project at a time rather than multiple projects causing uncertainty in our revenue continuity. This uncertainty, if manifested with lower sales of new projects, could cause your investment value to decline or become worthless.

We may be deemed to be a Passive Foreign Investment Company in the current taxable year or sometime in the foreseeable future.

A passive foreign investment company (PFIC) where at least 75% of the corporation's income is considered "passive", which is based on investments rather than standard operations, or at least 50% of the company's assets are investments that produce interest, dividends and/or capital gains. Currently, virtually all our income is from operations and not from "passive" sources so we would not fall into the category of a PFIC. However, if at sometime in the future most of our income is derived from "passive" sources, we could be deemed to be a PFIC which would subject us to complicated and strict tax guidelines and most investors in PFICs must pay income tax on all distributions and appreciated share values, regardless of whether capital gains tax rates would normally apply. Depending on the individual investor's situation, being classified as a PFIC could have an adverse impact on their tax situation.

We do not intend to provide U.S. holders with the information necessary to make a qualified electing fund election, which if available, would provide some relief from the adverse tax consequences of the PFIC tax rules.

Item 4.	Information on the Company

A. History and Development of the Company

Flint Int'l Services, Inc. was incorporated on December 29, 2010 under the laws of the Cayman Islands in order to purchase 100% of the outstanding interests of Flint Management, LLC, a Canadian corporation.  In May 2011, we completed a merger/redomestication into our wholly owned subsidiary based in the British Virgin Islands, also named Flint Int'l Services, Inc., which was formed as a business company with limited liability (meaning the liability of shareholders is limited to the price paid for their shares). The British Virgin Islands corporation became the surviving entity along with its Memorandum and Articles.

Flint Management, LLC (“Flint LLC”) is a wholly owned subsidiary of Flint Int’l Services, Inc. (“FLINT” or “the Company” or “we”) and was formed in January 2004 as an Ontario, Canada Corporation.  Flint LLC, is an education company that tailor-makes courses designed to cover a specific topic or range of topics in a concise, easy to understand, computer-based format.

FLINT, a private holding company incorporated under the laws of the Cayman Islands but now existing under the laws of the British Virgin Islands, was formed in order to acquire 100% of the outstanding membership interests of Flint Management, LLC.  On December 31, 2010, FLINT issued 7,500,000 ordinary shares in exchange for a 100% equity interest in Flint Management, LLC.  As a result of the share exchange, Flint Management, LLC became the wholly owned subsidiary of FLINT.  As a result, the members of Flint Management, LLC own a majority of the voting shares of FLINT.  The transaction was accounted for as a reverse merger whereby Flint Management, LLC was considered to be the accounting acquirer as its members retained control of FLINT after the exchange, although FLINT is the legal parent company.  The share exchange was treated as a recapitalization of FLINT.  As such, Flint Management, LLC, (and its historical financial statements) is the continuing entity for financial reporting purposes. The financial statements have been prepared as if Flint Management, LLC had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.  At the time of the exchange transaction, FLINT had no assets or liabilities and Flint Management, LLC had assets of approximately $144,000 with equity of approximately $22,300.

The capital structure of FLINT is presented as a consolidated entity as if the transaction had been effected in 2004 to consistently reflect the number of shares outstanding. However, the capital structure as presented is different that the capital structure that appears in the historical statements of Flint Management, LLC, in earlier periods due to the recapitalization accounting.

The Company operates on a calendar year-end.    Due to the nature of their operations, the Company operates in only one business segment.

Basis of Accounting and Consolidation:

B. Business Overview

We believe in the potential of people. Effective communication holds the key to tapping this potential. But communication requires translation. Translation not just among languages but also among styles, entrenched opinions and beliefs. Today we communicate more but we listen less. We erect barriers to communication to cope with the barrage of information and to avoid the risk of being misled. These barriers exist between cultures, company departments, partners and project stakeholders.

At FLINT we believe these barriers suppress the potential of professionals more than any other single factor within an organization. As a company our goal is to patiently and persistently dismantle these barriers.

Our mission is to engage the potential of professionals through electronic learning mediums. We achieve this by understanding the barriers and enablers that require change, by developing creative and engaging learning solutions, and by demonstrating authenticity, honesty and respect in all our business dealings. As a result, we provide custom eLearning solutions.

Our solutions include comprehensive consulting, project management, instructional design, and eLearning course development services. With over 20 years of collective experience in communications, change management and interactive media development we build eLearning solutions that work. We make companies work better by helping people work smarter.

Product Development

Typically, the sales process involves five steps; (1) call on the prospect and sell the engagement, (2) determine the needs of the client through a needs assessment analysis, (3) identify the “gap” in the process and develop a learning module to mitigate this gap, (4) design a prototype of the learning module, (5) finalize the module and upon implementation provide on-going evaluation of the effectiveness of the module

Markets

Flint operates geographically within the Ontario, Canada region. To date, Flint has sourced a client base that has been sufficient to support current operations. Flint’s business model is such that it can be rolled out on a Canadian national basis. Industries served include both the public and private sectors. Within the public sector, this would be exclusive to the Ontario Provincial Government. Within the private sector, it includes consulting companies such as Deloitt Consulting, financial services firms and heath care related companies.

Our competitive advantage is based on three central platforms:

1. Content Development - We conduct in-depth research on a wide range of corporate subjects. We then develop content that is engaging and messages that are accurate and succinct.

Flint focuses on multiple corporate processes and procedures. For example, Flint implements an enterprise application package which is a software evaluation module. Software development processes are a significant feature of Flint’s focus whereby Flint will develop a learning module that assesses the effectiveness of a software application. Additionally, relative to the public sector (government), Flint provides project management process modules that educate and evaluate management processes.

2. Design - Our custom eLearning designs engage learners. We apply adult learning principles and a full range of multi-media techniques to appeal to all learning styles.

Flint leverages numerous media platforms in the delivery of its eLearning product. Techniques used include audio,visual, hands-on practical applications, animation, video and voice over. Each media platform can be tailored to the learning style of the participants. For example, when learning through an eLearning module, animation such as cartoons or sports related images can assist a participant in remembering or focusing on a specific topic, providing a point of reference for that topic. These techniques become self-help tools from a reference standpoint and a learning standpoint. For example, if there is a topic within the learning module that needs to be more fully explained and understood, the module can flag that topic with an image such as a football. By clicking on the football a learner can drill down and receive additional information that more fully explains the topic discussed

3. Retention Strategies - Our learning solutions are developed to produce sustainable change. To achieve this we supplement our leaning modules with self-help tools that learners integrate into their everyday lives. These tools both reinforce learning and simplify tasks.

As Generation Y moves into the work force, there is a greater need to develop tools that hold their interest. Generation Y-ers are less inclined to sit down for hours and listen/learn a subject. eLearning modules provide an overview of a specific topic on one page. Participants can then drill down on specific topics at their speed and according to their interest level. This targeted focused learning application holds the learner’s attention long enough to assist them in identifying information useful to them in their respective responsibilities

Our customers are varied and include institutions in both the public and private sectors. We have developed programs on a wide range of corporate subjects.  The public sector is specific to the Ontario Provincial Government. The private sector includes consulting companies such as Deloitte Consulting, financial services firms and heath care related companies. We are a Vendor of Record with the Ontario Provincial Government in Canada. Our custom designs have won awards in both the public and private sector.  (A “Vendor of Record” means a potential client has pre-approved Flint as a partner. This means the client is familiar with Flint, that Flint is in good standing and has demonstrated the ability to provide the services required under a Proposal for Services contract. This allows a client to evaluate Flint on the merits of the project and is Flint the best fit for the project without having to perform a due diligence analysis on Flint as a service provider). Our customers engage us for two key reasons:

1. To make the complex simple: Apply adult learning techniques to present complex subjects in a way that engages learners to produce measurable and sustainable change.

2. Identify current and desired behaviors: We develop a learning experience to close the gap, and to measure and continuously improve the learning experience.

eLearning offers a number of unique benefits such as:

1. Reduced cost: There are no instructor salaries, meeting room rental fees, student travel or lodging costs with eLearning.  eLearning also considerably minimizes the time spent away from the job.

2. Increased retention: A user-driven, interactive experience combined with built in retention tools can increase retention by greater than 25% over classroom training.

3. Improved Convenience: eLearning offers an on-demand, portable learning experience. Learners can access training anytime, anywhere for refreshers or reference, resulting in an environmentally conscious process as there is no paper involved.

eLearning is a powerful communication medium that can be applied in both traditional and non-traditional learning applications. We have proven eLearning can help to facilitate change, collaboration, compliance. eLearning can be supplemented with self-service and decision support tools to operationalize learning.

Following are examples of eLearning projects FLINT has created:

-	Web-based multimedia training for the Toronto Financial Services Association

-	Conversion of 60 hours of classroom material into an interactive online experience for the Ontario Native Welfare Administrators Association

-	Multi-module project designed to provide broad teaching to 100-level students. It consists of 5 eLearning modules running a total length of 9 hours. Designed for Healthcare Supply Chain Network

-	A single repository, or tool box, for thousands of public sector Project Management and IT Architecture professionals seeking learning, templates and links related to the subject matter. A classroom training course was offered in addition to the eLearning module.

For reference purposes the reader is referred to our web site at www.flinttc.com to read more about prior customers, our services, and our products.

Facilities

Our principal executive office is leased and located at 5732 HWY 7 West, Unit 15, Vaughn, ON, L4L 3A2, Canada.

Legal Proceedings

As of December 31, 2011, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us or any of our subsidiaries.

REGULATION

The Company’s business and services are not subject to any material governmental regulation.  At the present time we are unaware of any governmental regulations that are in effect that would impact our business operations.

C. Organizational Structure

The Company employs three people. All other work is completed by independent contractors.

D. Property, Plants and Equipment

Property

The Companies property, plant and equipment is made up of office equipment and vehicles.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” the negative of such terms or other comparable terminology. All forward-looking statements included in this document are based on information available to us on the date hereof, and we undertake no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information set forth above in “Item 3. Key Information—D. Risk Factors.” We caution you that our business and financial performance are subject to substantial risks and uncertainties, including the factors identified in “Item 3. Key Information—D. Risk Factors,” that could cause actual results to differ materially from those in the forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this annual report. Some of the information contained in this discussion and analysis constitutes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly those under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

Unless otherwise specified, references to Notes to the audited consolidated financial statements are to the Notes to our audited consolidated financial statements as of December 31, 2011 and 2010.

Overview

Flint enjoyed improved revenues (55%) and increased profits for the fiscal 2011 yeaer versus 2010 resulting primarily from a contract with Deloitte and Touch.

Beginning in 2010 Deloitte and Touch contracted with Flint to provide an eLearning solution to support the launch of a Customer Relationship Management (CRM) initiative. In 2012 we were awarded a substantial contract to roll out standardized CRM processes across 5 business units due to our ability to synthesize and streamline large volumes of disconnected, complex training content and integrate them into a concise online program.  This resulted in an increase in revenues of about $529,000 or 55% versus 2010.

Critical Accounting Policies

Other than Revenue Recognition, (see Note 1), the Company does not have any critical accounting policies that have material levels of subjectivity and judgment necessary to account for highly uncertain matters.

A. Operating Results

Fiscal Year Ended December 31, 2011 Compared with Fiscal Year Ended December 31, 2010

REVENUE:

Our revenue for the year ended December 31, 2011 was $967,720 compared to $438,278 for the year ended December 31, 2010. The increase in revenue of $529,442, or 55%, was impacted favorably by foreign exchange of about $44,924. The Company increased revenue versus 2010 (f/x adjusted) by $484,518 – please see table below.  The increase was in the Consulting Services line where the Company had three main engagements in 2011, which were larger in scope and therefore revenue dollars, versus three engagements in 2010.  2011 saw one significant engagement, as disclosed above, driving the overall sales increase.  (In the table below the 2010 average exchange rate is used as the base exchange rate to compare the change to 2011).

The functional currency is the Canadian dollar and our reporting currency is the United States dollar. In 2011 our average exchange rate was C$1.00 = US$1.0151 and our average 2010 exchange rate was C$1.00 = US$0.9615, a favorable translation change of $.0471. To calculate the impact of the translation exchange rate difference we multiply the difference of $0.0471 by the C$ sales of C$953,372 which equals $44,924.

	2011	2010	Change
Revenue	967,720	438,278	529,442
Favorable F/X	44,924	0	44,924
Net F/X Adjusted TOTAL	922,796	438,278	484,518
Consulting	914,531	417,137	497,394
Web Design	0	19,359	(19,359)
Other	8,265	1,782	6,483
Net F/X Adjusted TOTAL	922,796	438,278	484,518

COST OF SALES:

Cost of Sales were $465,592 for the year ended December 31, 2011 versus $324,120 for the same period in 2010.  Depreciation expense was $8,318 and $6,343 for the years ended December 31, 2011 and 2010, respectively.  Backing out depreciation, net cost of sales were $457,274 and $317,777 for the years ended ended December 31, 2011 and 2010, respectively.  The decrease in cost of sales of 25.3% points (as a percentage of revenue - 47.3% in 2011 and 72.5% in 2010) is related to efficiencies and economies of scale within the Deloitte engagement.

OPERATING EXPENSES:

Operating expenses were $284,977 for the year ended December 31, 2011 versus $114,039 for the year ended December 31, 2010.  F/X impacted 2010 expenses about $13,428 thus the F/X adjusted increase in expenses was about $157,510 ($170,938 minus $13,428).  The increase is mainly due to increased people costs (payroll and contract employees) and project costs.

NET INCOME (LOSS):

Net income for the year ended December 31, 2011 was $167,549 versus a net loss of $1,250 for the year ended December 31, 2010.   The increase is related to the above mentioned items.

Taxation

Please reference ITEM 10.E and Note 4 to the consolidated financial statements.

B. Liquidity and Capital Resources

Trends, events or uncertainties impact on liquidity:

The Company knows of no trends, additional events or uncertainties that would impact liquidity within its business or the market place.

In addition to the preceding, the Company is planning for liquidity needs on a short term and long term basis as follows:

Short Term Liquidity:

The Company has retained earnings of $165,311 as of December 31, 2011. The Company relies on positive operating cash flow to fund short term working capital.

Long Term Liquidity:

The long term liquidity needs of the Company, are projected to be met primarily through the cash flow provided by operations. Cash flow from Operating Activities is expected to become positive in 2012.

Cash Flows:

Operating Activities: Net cash used by operating activities in the year ended December 31, 2011 was $10,645. This was favorably impacted by net income of $167,549, increased deferred revenue of $137,394, and accounts payable / accrued expense (net) of $114,161; also favorably impacting cash flows was the impact depreciation expense of $8,318. The gross favorability of approximately $430,000 was offset by increased accounts receivable of $432,610 and an unfavorable foreign exchange impact of $8,616, resulting in the Net Cash Used by Operations of $10,645.

Investing Activities: In 2011 the Company purchased a vehicle for $44,979 and received $4,776 in the disposal of a vehicle. Net cash used in investing activities was $40,203.

Financing Activities: Due to a bank loan for the purchased vehicle the company had net cash provided by financing activities of $49,338.

The Company knows of no known trends, demands, events or uncertainties that are reasonably likely to have a material effect on cash flows in the future.

In the past we have financed operations through shareholder advances from the President. In 2011 and 2010 the President advanced $4,309 and $21,721, respectively. At December 31, 2011 the President has advanced $54,376 to the Company.

Capital Resources

As of December 31, 2011, the Company did not have any capital commitments.  As of the date of this filing the Company had no other commitments.

WORKING CAPITAL: Working capital at December 31, 2011 was $170,774. This is a favorable change versus December 31, 2010 of $163,312. The change is mainly due to an increase in accounts receivable of $432,610 and an increase (partially offsetting) in current liabilities of $267,789 – accounts payable and accrued expenses of $114,161 and deferred revenue of about $137,400.

SHAREHOLDER’S EQUITY/(DEFICIT): Shareholder’s Equity at December 31, 2011 was $186,384 increasing from December 31, 2010 by the net income of $167,549 and decreasing by the currency translation effect of $8,101.

GOING CONCERN: The Company has retained earnings through December 31, 2011 totaling $165,311 and had working capital of $170,774.   Because of the amount of the retained earnings and low working capital, the Company will require additional working capital to develop its business operations. The Company intends to raise additional working capital either through private placements or bank loans or sale of ordinary shares, or both or loans from management if there is need for liquidity to alleviate the substantial doubt to continuing as a going concern. There are no assurances that the Company will be able to do any of these. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company.  If adequate working capital cannot be generated, the Company may not be able to continue its operations.

Over the next 12 months, we believe that we will need to raise approximately $26,000 to continue as a going concern provided our cash flow from operations remains break-even. The $26,000 is broken down as follows and can be cross-referenced to the Use of Proceeds on Page 11

$
Marketing & Promotions	3,000
Supplies & Travel	4,000
General Corporate Overhead	3,000
Legal and Accounting	6,000
Other Offering Expenses	10,000
TOTAL	26,000

If we are unsuccessful with our offering we plan to raise these funds through shareholder advances and/or bank loans.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from December 31, 2010 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

Not applicable.

F. Contractual Obligations

Contractual Obligations

We are subject to various financial obligations and commitments in the normal course of operations. These contractual obligations represent known future deposits, reserves, loans/debt, etc.

As of December 31, 2011, our contractual obligations amounted to approximately $45,029. The following table sets forth our contractual obligations as of December 31, 2011.

	Payments Due by Period
	Total	Less than 1 year	1-5 years	More than 5 years

Debt obligations	45,029	16,232	28,797	0
Operating lease obligations	0	0	0	0

Total	45,029	16,232	28,797	0

Item 6.	Directors, Senior Management and Employees

A. Information Regarding Directors

The following table sets forth our directors. The information with respect to each director is set forth in the description of business experience of such persons below.

Name	Position(s)

Mr. Russell Hiebert	Sole Officer, Director and Secretary

Information Regarding Executive Officers

The following table sets forth the executive officers of the Company. The information with respect to each executive officer is set forth in the description of business experience of such persons below.

Name	Position(s)

Mr. Russell Hiebert	President

Business Experience of Directors and Executive Officers

Russell Hiebert, age 43:

Russ Hiebert is a business transformation consultant, instructional designer and executive coach.  He brings over 20 years experience in change management and organizational design with large public and private sector companies:

-	Leading large business transformation initiatives
-	Developing custom training courses; computer based training modules and tools to facilitate business transformation
-	Facilitating training sessions, strategy sessions and focus group sessions
-	Coaching business leaders

Russ has been involved in many organizational design and restructuring projects that have required him to work on organizational capacity planning and strategies in pursuit of organizational effectiveness.  Some of his clients include: Microsoft Canada, The Ontario Provincial Government, Manulife, Deloitte Consulting, Kimberly Clark, Bacardi and VenGrowth.

Russ has a BA from the University of Guelph with a major in Management Economics

B. Executive Compensation

Our officers and director received the following compensation during the periods presented. There are no employment contracts with the Company.

Name of Person Receiving Compensation	Capacity in which he served to receive remuneration	Aggregate Remuneration

Russell Hiebert	Sole Officer and Director, Secretary and Treasurer	Year Ended December 31, 2011,	$62,363

		Year Ended December 31, 2010	$85,000

We have no plans to pay remuneration to any other officer in or associated with our Company. When we have funds and/or additional revenue, our board of directors will determine any other remuneration at that time.

Consulting expenses incurred for services provided by Mr, Hiebert were $6,902 in 2011 and $21,721 in 2010. These expenses are for sales generation.

C. Board Practices

Board Composition

Our board of directors consists of one member.

Committees and Attendance of the Board of Directors

Audit Committee

The audit committee is a separately-designated standing audit committee as defined in Section 3(a)(58)(A) of the Exchange Act. The audit committee oversees matters relating to financial reporting, internal controls, risk management and compliance and related party transactions. These responsibilities include appointing and overseeing the independent auditors, as well as reviewing their independence and evaluating their fees, reviewing financial information that is provided to our shareholders and others, reviewing with management our system of internal controls and financial reporting process and monitoring our compliance program and system. The audit committee also makes recommendations on improvements and conducts other duties as the board of directors may delegate.

FLINT has no audit committee and therefore no financial expert.

Duties of Directors

Under British Virgin Islands law, our directors have a duty of loyalty and must act honestly and in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to our company, our directors must ensure compliance with our Memorandum and Articles of Association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the terms of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registering of such shares in our share register.

Employment Agreements

We do not have employment agreements with any of our directors.

D. Employees

As of December 31, 2011, the Company and all of its direct and indirect subsidiaries had a total of approximately one employee, the President.

E. Share Ownership

Item 7.	Major Shareholders and Related Party Transactions

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ordinary Shares

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, by (1) each of the Company’s shareholders who is a beneficial owner of more than 5% of the Company’s ordinary shares, (2) each of the Company’s directors and executive officers, individually, and (3) all of the Company’s executive officers and directors, as a group, as of June 6, 2012.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Russell Hiebert, Sole Officer and Director, Secretary	7,000,000	93.33%

Preferred Shares

None outstanding.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our board of directors is responsible for reviewing relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such related persons have a direct or indirect material interest. In the course of its review and approval or ratification of a disclosable related person transaction, the board of directors considers:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related person;

•	the importance of the transaction to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and

•	any other matters the board of directors deems appropriate.

During 2011 and 2010 and the following related party transaction took place.

2011

o	Mr. Hiebert invoiced the Company $6,902 for consulting services during 2011. As of December 31, 2011 the total owed by the Company to Mr. Hiebert is $54,376.
o	The Company advanced Mr. Hiebert $6,900 during 2011. As of December 31, 2011 the total due the Company from Mr. Hiebert is $44,291.

2010

o	Mr. Hiebert invoiced the Company $21,721 for consulting services during 2010. As of December 31, 2010 the total owed by the Company to Mr. Hiebert is $48,762.
o	The Company advanced Mr. Hiebert $21,646 during 2010. As of December 31, 2010 the total due the Company from Mr. Hiebert is $48,600.

Item 8.	Financial Information

A. Consolidated Statements and Other Information

Please see Item 17 “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

As of December 31, 2011, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us, China Metro or any of our subsidiaries.

Dividend Policy

To date, we have not declared or paid any dividends on our ordinary shares. We do not intend to declare or pay any dividends on our ordinary shares in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing.

A.4. The Company’s stock is not yet trading on an exchange.

C. Markets

There is currently no market for our shares. We intend to work with a market maker who would then apply to have our securities quoted on the over-the-counter bulletin Board or on an exchange as soon as practicable after our offering. We will close our offering on September 21, 2012. However, it is possible that we do not get trading on the over-the-counter bulletin Board, and if we do get quoted on the bulletin board, we may not satisfy the listing requirements for an exchange, which are greater than that of the bulletin board. As of June 6, 2012, we have not raised any money under our offering.

High	Low

Item 10.	Additional Information.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a British Virgin Islands company and our affairs are governed by our Memorandum and Articles of Association, as amended and restated from time to time, and The BVI Business Companies Act, 2004.

The following statements are summaries of our share capital structure and of the more important rights and privileges of shareholders conferred by our Memorandum and Articles of Association and The BVI Business Companies Act, 2004 insofar as they relate to the material terms of our ordinary shares. Our Memorandum and Articles of Association are available for examination at our registered office and are on file with the SEC.

We have two classes of shares: ordinary shares, which will have identical rights in all respects and rank equally with one another, and preferred shares. Our authorized share capital consists of 50,000,000 ordinary shares, par value US$0.001 per share, and 20,000 preferred shares, par value US$0.001 per share.

Our Objects and Purposes

Under our Memorandum and Articles of Association, we have, irrespective of corporate benefit, full capacity to carry on or undertake any business or activity, do any act or enter into any transaction.

General Provisions of Our Shares

Transfer of Shares. Any transfer of our shares shall be evidenced by a written instrument of transfer executed by or on behalf of the transferor and containing the name and address of the transferee. A transfer of shares is effective when the name of the transferee is entered in our share register in respect of such shares and we shall not be required to treat a transferee of a share as a shareholder until the transferee’s name has been entered in the register.

Shareholders

Only persons who are registered in the register of members are recognized as our shareholders.

No Limitations on Ownership of Securities. There are no limitations on the right of non-residents or foreign persons to own our securities imposed by BVI laws or by our Memorandum and Articles of Association.

Ownership Threshold. There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed imposed by BVI laws or by our Memorandum and Articles of Association.

Changes in Capital

We may, by an ordinary resolution of members, amend our Memorandum and Articles of Association to increase or reduce the maximum number of shares that we are authorized to issue.

Subject to our Memorandum and Articles of Association, we may, by an ordinary resolution of members:

•	divide our shares, including issued shares, into a larger number of shares; or

•	combine our shares, including issued shares, into a smaller number of shares;

provided that, where shares are divided or combined, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

Directors’ Power to Issue Shares

Our Memorandum and Articles of Association authorizes our board of directors to issue additional ordinary and preferred shares from time to time as our board of directors shall determine, up to the amount of the available authorized but unissued shares.

Our board of directors may issue preferred shares without action by its shareholders up to the amount of the authorized but unissued preferred shares. The issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. The issuance of these shares could adversely affect the voting power and other rights of holders of our ordinary shares. Subject to the directors’ duty of acting in our interest, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the ordinary shares, and may adversely affect the voting and other rights of the holders of the ordinary shares.

Remuneration of Directors

Directors shall not receive any stated salary for their services.

Directors’ Power to Manage Business

The board of directors may, from time to time and at its discretion, exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and may exercise power in such manner and upon such terms and conditions in all respects as it thinks fit.

Indemnification

The articles of association of the Company provide for the indemnification of its directors and officers. Specifically, under the indemnification provisions, the Company will indemnify its directors and officers to the fullest extent permitted by law against liabilities that are incurred by the directors or officers while executing the duties of their respective offices. The directors and officers, however, will not be entitled to the indemnification if they incurred the liabilities through their own fraud, willful neglect or willful default.

The Company is a company limited by shares incorporated in the British Virgin Islands. As such, it is subject to and governed by the laws of the British Virgin Islands with respect to the indemnification provisions. The BVI Business Companies Act, 2004 (as revised) of the British Virgin Islands does not permit a British Virgin Islands company to indemnify its directors or officers in circumstances where the director has not acted honestly and in good faith in what he believes is in the best interests of the company.

Limitations on Rights to Hold or Vote Shares

Except as described herein, there are no limitations imposed by British Virgin Islands law or by our Memorandum and Articles of Association on the rights of non-resident shareholders to hold or vote our ordinary shares.

Exchange Controls

There are no material British Virgin Islands laws, decrees, regulations or other legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to non-resident holders of our shares.

Anti-Takeover Effects of Our Memorandum and Articles of Association

Some provisions of British Virgin Islands law and our Memorandum and Articles of Association could make the acquisition of us by means of a tender offer or merger, or by means of a proxy contest or otherwise, more difficult.

These provisions, which include a “business combination” provision, are expected to discourage coercive takeover practices and inadequate takeover bids. Although as a British Virgin Islands company, we are not subject to Section 203 of the Delaware General Corporation Law, the business combination provision in our articles largely mirror the intention of Section 203 and generally prohibit “business combinations” between us and an “interested shareholder.” These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Transfer Agent and Registrar

We will serve as our own transfer agent and registrar for the ordinary shares until such time as we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 2632 Coachlight Court, Plano, Texas 75093.

Disclosure of Share Ownership

Our Memorandum or Articles of Association do not provide for any ownership threshold above which shareholder ownership must be disclosed.

Amendment of Memorandum and Articles of Association

The Company may at any time and from time to time by ordinary resolution alter or amend its Memorandum of Association and Articles of Association in whole or in part subject, in the case of any alteration or amendment which modifies the rights of a class of shares, to consent from holders of that class of shares as more fully set out above.

Other Information

Information regarding our Memorandum and Articles of Association, material contracts, exchange controls, and taxation is included in our Registration Statement on Form F-1 for the nine months ended September 30, 2011, and the year ended December 31, filed on January 17, 2012, and incorporated by reference herein.

C. Material Contracts

Other than those listed in the paragraphs below, we have not entered into any material contracts other than in the ordinary course of business or other than those described in Item 4 “Information on the Company” and elsewhere in this annual report.

D. Exchange Controls

N/A

E. Taxation

The following summary of the material British Virgin Islands and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Share, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of British Virgin Islands tax law, it is the opinion of Forbes Hare, our special British Virgin Islands counsel.

British Virgin Islands Taxation

The Government of the British Virgin Islands, will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders.  The British Virgin Islands are not party to any double taxation treaties.

The company and all distributions, interest and other amounts paid by the company to persons who are not persons resident in the British Virgin Islands are exempt from the provisions of the Income Tax Act in the British Virgin Islands and any capital gains realized with respect to any shares, debt obligations or other securities of the company by persons who are not resident in the British Virgin Islands are exempt from all forms of taxation in the British Virgin Islands.  As of January 1, 2007, the Payroll Taxes Act, 2004 came into force. It will not apply to the company except to the extent the company has employees (and deemed employees) rendering services to the company wholly or mainly in the British Virgin Islands.  The company at present has no employees in the British Virgin Islands and has no intention of having any employees in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the company or its shareholders.

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in the offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or non-United States tax considerations. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the United States Internal Revenue Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat Flint Management LLC as being owned by us for United States federal income tax purposes, because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Flint Management LLC for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming that we are the owner of Flint Management LLC for United States federal income tax purposes, we believe that we primarily operate as an education technology corporation in Canada. Based on our current income and assets and projections as to the value of our assets based, in part, on the expected market value of our Ordinary Shares and outstanding Class A ordinary shares following our current offering, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, because the value of the assets for purpose of the asset test may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable year.

The composition of our income and our assets will also be affected by how, and how quickly, we spend our liquid assets and the cash raised in our current offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce nonpassive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not or will not become a PFIC. In particular, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder holds our Ordinary Shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the Ordinary Shares.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” assumes that we will not be a PFIC for United States federal income tax purposes. The U.S. federal income tax rules that apply if we are a PFIC for the current or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Our U.S. counsel, J. Hamilton McMenamy P.C, is of the opinion that we are not a PFIC for the most current tax year.

Dividends

Any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary bank, in the case of Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Subject to the discussion above regarding concerns expressed by the U.S. Treasury, for taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. We will be considered to be a qualified foreign corporation (i) with respect to any dividend we pay on our Ordinary Shares that are readily tradable on an established securities market in the United States, or (ii) if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. We anticipate applying to have our Ordinary Shares quoted on the Bulletin Board and will initially attempt to secure a market maker to apply for quotation of our securities on the Bulletin Board. Provided the quotation is approved, we believe that the Ordinary Shares will be readily tradable on an established securities medium in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the Ordinary Shares. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the shares are readily tradable on an established securities medium in the United States, or are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed above) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities medium in the United States. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long-term if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to individuals or corporations as appropriate for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Shares cannot be treated as capital, even if you hold the Shares as capital assets.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. holder would not receive the proceeds of those distributions or dispositions.

As an alternative to the foregoing rules, if we are a PFIC, a U.S. Holder of “marketable stock” may make a mark-to-market election with respect to our Ordinary Shares, but not our Class A ordinary shares, provided that the Ordinary Shares are, as expected, quoted on the Bulletin Board and that the Ordinary Shares are regularly traded. We anticipate that our Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election and we cease to be a PFIC, the holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held Ordinary Shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such Ordinary Shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such Ordinary Shares.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the holder must file an annual report with the U.S. Internal Revenue Service. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing Ordinary Shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in tax years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the Internal Revenue Service certain information with respect to his or her beneficial ownership of the Ordinary Shares, if such Ordinary Shares are not held on his or her behalf by a U.S. financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to the Ordinary Shares and proceeds from the sale, exchange or redemption of the Ordinary Shares may be subject to information reporting to the IRS and United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Our corporate Internet address is www.flintls.com. We make available free of charge on or through our website our annual reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules. Information contained on our website is not part of this report or any other report filed with the SEC. You may read and copy any public reports we filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site http://www.sec.gov that contains reports, proxy and information statements, and other information that we filed electronically.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.” and Exhibit 8.1.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Qualitative and Quantitative Disclosures about Market Risk

Not applicable.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2011.  This evaluation was accomplished under the supervision and with the participation of our chief executive officer / principal executive officer, and chief financial officer / principal financial officer who concluded that our disclosure controls and procedures are not effective to ensure that all material information required to be filed in the annual report on Form 20-F has been made known to them.

Disclosure, controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by in our reports filed under the Securities Exchange Act of 1934, as amended (the "Act") is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based upon an evaluation conducted for the period ended December 31, 2011, our Chief Executive and Chief Financial Officer as of December 31, 2011 and as of the date of this Report, has concluded that as of the end of the periods covered by this report, we have identified the following material weaknesses in our internal controls:

·	Reliance upon independent financial reporting consultants for review of critical accounting areas and disclosures and material non-standard transaction.

·	Lack of sufficient accounting staff which results in a lack of segregation of duties necessary for a good system of internal control.

In order to remedy our existing internal control deficiencies, as our finances allow, we will hire additional accounting staff.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles in the United States of America.  Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework at December 31, 2011.   Based on its evaluation, our management concluded that, as of December 31, 2011, our internal control over financial reporting was not effective because of limited staff and a need for a full-time chief financial officer.  A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report is not subject to the attestation by the Company’s registered public accounting firm pursuant to the rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

We have not yet made any changes in our internal controls over financial reporting that occurred during the period covered by this report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert.

There is one director and therefore no audit committee. The sole director does not qualify as an “audit committee financial expert”, within the meaning of SEC regulations, that he has accounting and related financial management expertise within the meaning of the listing standards of the NYSE Amex and Rule 10A-3 under the Exchange Act, and (2)  satisfies the definition of “independent” as established in the NYSE Amex corporate governance listing standards.

Item 16B.	Code of Business Conduct and Ethics.

The company has not yet adopted a written Code of Business Conduct and Ethics for directors, officers and employees. The company intends to adopt a code of ethics.

Item 16C.	Principal Accountant Fees and Services.

Audit Fees

Audit services EFP Rotenberg, LLP for fiscal year 2011 included the examination of the consolidated financial statements prepared in accordance with GAAP of the Company and its subsidiaries as of December 31, 2011 and 2010, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by EFP Rotenberg, LLP for fiscal year 2011, including the audit of the Company’s annual financial statements and other audited related services are approximately US$15,000 .

Audit services of EFP Rotenberg, LLP for fiscal year 2010 included the examination of the consolidated financial statements prepared in accordance with GAAP of the Company and its subsidiaries as of December 31, 2010 and 2009, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by EFP Rotenberg, LLP for fiscal year 2011, including the audit of the Company’s annual financial statements and other audited related services are approximately US$18,000.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

We are a foreign private issuer as defined in Rule 3b-4 under the Exchange Act. Therefore, we are permitted to follow the corporate governance practices in the British Virgin Islands in lieu of certain corporate governance requirements contained in the NYSE AMEX company guide since the laws of the British Virgin Islands do not require compliance.

Shareholder Approval Requirement: Under the laws of the British Virgin Islands, we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person. However, it should be noted that under our Articles of Association, any Business Combination (as defined in our Articles of Association) with any Interested Shareholder (as defined in our Articles of Association) within a period of three years following the date the shareholder became such Interested Shareholder as described in Article 71 of our Articles of Association which may include any transaction which results in the issuance by the Company of any shares of the Company, the value of which is at least 5% or more of the aggregate market value of all the issued and outstanding voting shares of the Company to an Interested Shareholder or any affiliate or associate of the Interested Shareholder is (unless it comes within the exemptions set out in Article 71 ) required to be approved by shareholders other than the Interested Shareholder and its affiliate or associate.

Board Independence Requirement: Under the laws of the British Virgin Islands, we are not required to maintain a board of directors with a majority of independent directors and do not intend to voluntarily do so at this time.

Shareholder Meeting Quorum Requirement: Our quorum requirement is set forth in our Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders holding not less than one-third of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: We are a foreign private issuer, and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with our Articles and the applicable rules and regulations in the British Virgin Islands.

The foregoing is consistent with the laws, customs and practices in the British Virgin Islands.

PART III

Item 17.	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Flint Int'l Services, Inc.

We have audited the accompanying consolidated balance sheets of Flint Int'l Services, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2011. Flint Int'l Services, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Flint Int'l Services, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, these conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note (5). The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ EFP Rotenberg, LLP

EFP Rotenberg, LLP

Rochester, New York

August 2, 2012

FLINT INT’L SERVICES, INC.
Consolidated Balance Sheets
December 31, 2011 and 2010

ASSETS	2011		2010
Current Assets
Cash and Cash Equivalents	$24,465		$25,975
Accounts Receivable-net	489,352		56,740
Total Current Assets	513,817		82,715

Fixed Assets, - net	37,912		5,097

Other Assets:
Due From Shareholder	44,291		48,600
Long-Term Deferred Tax Asset	6,746		6,898
Other Assets	9,833		7,641
Total Other Assets	60,870		63,139

TOTAL ASSETS	$612,599		$150,951

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	$54,607		$3,766
Accrued Expenses	134,809		71,487
Reserve for Services	137,394		-
Loans – Current Portion	16,232		-
Total Current Liabilities	343,042		75,253
Long-Term Liabilities
Amounts due Shareholder	54,376		48,762
Loans – Long Term Portion	28,797		-
Total Long-Term Liabilities	83,173		48,762

TOTAL LIABILITIES	426,21	5	124,015

Shareholders’ Equity
Preferred Shares, $.001 par value, 20,000,000 shares authorized,
-0- and -0- shares issued and outstanding	-		-
Ordinary shares, $.001 par value, 50,000,000 shares authorized,
7,500,000 and 7,500,000 shares issued and outstanding	7,500		7,500
Additional Paid-In Capital	21,674		21,674
Cumulative Translation Adjustment		(8,101)	-
Retained Earnings / Accumulated Deficit	165,311		(2,238)
Total Shareholders' Equity	186,384		26,936

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$612,599		$150,951

The accompanying notes are an integral part of these consolidated financial statements.

FLINT INT’L SERVICES, INC Consolidated Statements of Comprehensive Income (Loss) For The Years Ended December 31, 2011 and 2010

	2011	2010

REVENUES	967,720	438,278

COST OF SALES, inclusive of depreciation of $8,318 and $6,343	465,592	324,120
GROSS PROFIT	502,128	114,158

OPERATING EXPENSES
General & Administrative	284,977	114,038
TOTAL OPERATING EXPENSES	284,977	114,038
NET OPERATING INCOME/(LOSS)	217,151	120

Net Income Before Income Taxes	217,151	120

OTHER INCOME (EXPENSE)
Gain on sale of assets	415	-
TOTAL OTHER INCOME (EXPENSE)	415	-

Income Tax (Expense) Benefit	(50,017)	(1,370)

NET INCOME/(LOSS)	$167,549	$(1,250)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign Currency Translation Adjustment	(8,101)	2,299
TOTAL COMPREHENSIVE INCOME	(8,101)	2,299

COMPREHENSIVE INCOME (LOSS)	$159,448	$1,049

EARNINGS PER SHARE, BASIC AND DILUTED
Weighted Average Number of Shares Outstanding	7,500,000	7,500,000
Earnings/(Loss) per Ordinary Share, Basic and Diluted	$(0.02)	$0.00
Other Comprehensive Income (Loss) per Share, Basic and Diluted	$(0.00)	$0.00
Comprehensive Income per Share, Basic and Diluted	$(0.02)	$0.00

The accompanying notes are an integral part of these consolidated financial statements.

FLINT INT’L SERVICES, INC. Consolidated Statements of Cash Flows For the Years Ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$167,549	$(1,250)
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Depreciation Expense	8,318	6,343
Gain on Sale of Assets	(415)

Effect of Foreign Exchange	(8,616)	1,052
Changes in Assets and Liabilities:
Change in Accounts Receivable	(432,612)	15,243
Change in Advances Shareholder	5,614	(21,646)
Change in Deferred Tax Asset	152	(3,663)
Change in Other Assets	(2,192)	(7,641)
Change in Accounts Payable	50,841	(9,286)
Change in Accrued Expenses	63,322	(5,172)
Change in Deferred Revenue	137,394	-
Net Cash Used In Operating Activities	(10,645)	(26,020)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash Received for Sale of Assets	4,776	-

Purchase of Fixed Assets	(44,979)	(1,498)
Net Cash Used In Investing Activities	(40,203)	(1,498)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Bank Loans	49,779	-
Payments on Bank Loans	(4,750)	-
Amounts due Shareholder	4,309	21,721
Net Cash Provided By Financing Activities	49,338	21,721

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,510)	(5,797)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	25,975	31,772

CASH AND CASH EQUIVALENTS AT END OF YEAR	$24,465	$25,975

SUPPLEMENTAL DISCLOSURES
Cumulative Translation Adjustment	$(8,101)	$2,299
Interest Paid	$351	$-
Taxes Paid	$50,018	$11,490

The accompanying notes are an integral part of these consolidated financial statements.

FLINT INT’L SERVICES, INC.
Consolidated Statement of Shareholders’ Equity
For the Years Ended December 31, 2011 and 2010

				Accumulated
				Other
	Ordinary shares		Paid-In	Comprehensive	Cumulative
	Shares	Amount	Capital	Income (Loss)	Deficit	Totals
Balance, January 1, 2010**	7,500,000	$7,500	$21,674	(2,299)	$(988)	$25,887

Comprehensive Income:
Net Income					(1,250)	(1,250)
Foreign Currency Translation
Adjustment				2,299		2,299
Comprehensive Income				2,299	(1,250)	1,049

Balance, December 31, 2010	7,500,000	$7,500	$21,674	—	$(2,238)	$26,936

Comprehensive Income:
Net Income					167,549	167,549
Foreign Currency Translation
Adjustment				(8,101)		(8,101)
Comprehensive Income				(8,101)	167,549	159,448

Balance, December 31, 2011	7,500,000	$7,500	$21,674	(8,101)	$165,311	$186,384

The accompanying notes are an integral part of these consolidated financial statements.

 ** As discussed in Note 1, the recapitalization of Flint Management, LLC with Flint Int’l Services, Inc. took place in December 2010 and has been accounted for as a reverse merger.   It has been reflected in the Statement of Changes in Shareholders’ Equity/(Deficit) as if it occurred in 2004 in order to consistently reflect the capitalization of the combined entity.

FLINT INT’L SERVICES, INC. Notes to the Consolidated Financial Statements December 31, 2010 and 2009

NOTE 1 – NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities, History and Organization:

Flint Int'l Services, Inc. was incorporated on December 29, 2010 under the laws of the Cayman Islands in order to purchase 100% of the outstanding interests of Flint Management, LLC, a Canadian corporation.  In May 2011, we completed a merger/redomestication into our wholly owned subsidiary based in the British Virgin Islands, also named Flint Int'l Services, Inc., which was formed as a business company with limited liability (meaning the liability of shareholders is limited to the price paid for their shares). The British Virgin Islands corporation became the surviving entity along with its Memorandum and Articles.

Flint Management, LLC (“Flint LLC”) is a wholly owned subsidiary of Flint Int’l Services, Inc. (“FLINT” or “the Company” or “we”) and was formed in January 2004 as an Ontario, Canada Corporation.  Flint LLC, is an education company [corporation?] that tailor-makes courses designed to cover a specific topic or range of topics in a concise, easy to understand, computer-based format.

FLINT, a private holding company incorporated under the laws of the Cayman Islands but now existing under the laws of the British Virgin Islands, was formed in order to acquire 100% of the outstanding membership interests of Flint Management, LLC.  On December 31, 2010, FLINT issued 7,500,000 ordinary shares in exchange for a 100% equity interest in Flint Management, LLC.  As a result of the share exchange, Flint Management, LLC became the wholly owned subsidiary of FLINT.  As a result, the members of Flint Management, LLC own a majority of the voting shares of FLINT.  The transaction was accounted for as a reverse merger whereby Flint Management, LLC was considered to be the accounting acquirer as its members retained control of FLINT after the exchange, although FLINT is the legal parent company.  The share exchange was treated as a recapitalization of FLINT.  As such, Flint Management, LLC, (and its historical financial statements) is the continuing entity for financial reporting purposes. The financial statements have been prepared as if Flint Management, LLC had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.  At the time of the exchange transaction, FLINT had no assets or liabilities and Flint Management, LLC had assets of approximately $144,000 with equity of approximately $22,300.

The capital structure of FLINT is presented as a consolidated entity as if the transaction had been effected in 2004 to consistently reflect the number of shares outstanding. However, the capital structure as presented is different that the capital structure that appears in the historical statements of Flint Management, LLC, in earlier periods due to the recapitalization accounting.

The Company operates on a calendar year-end.    Due to the nature of their operations, the Company operates in only one business segment.

Basis of Accounting and Consolidation:

The Company prepares its financial statements on the accrual basis of accounting.  It has one wholly owned subsidiary, Flint Management, LLC., which is consolidated. All intercompany balances and transactions are eliminated.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and applicable Securities and Exchange Commission (“SEC”) regulations.

Significant Accounting Policies:

The Company’s management selects accounting principles generally accepted in the United States of America and adopts methods for their application.  The application of accounting principles requires the estimating, matching and timing of revenue and expense.

The financial statements and notes are representations of the Company’s management which is responsible for their integrity and objectivity. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud.  The Company's system of internal  accounting control is designed to assure, among other items, that  1) recorded  transactions  are valid;  2) valid  transactions  are recorded;  and  3) transactions  are  recorded in the proper  period in a timely  manner to produce financial  statements which present fairly the financial  condition,  results of operations  and cash  flows of the  Company  for the  respective  periods  being presented.

 Cash and Cash Equivalents:

All highly liquid investments with original maturities of three months or less are included in cash and cash equivalents.  All deposits are maintained in Canada Deposit Insurance Corporation (CDIC) insured depository accounts in local financial institutions and balances are insured up to $100,000.

Fair Value of Financial Instruments:

In accordance with the reporting requirements of ASC 820 the Company  calculates the fair value of its assets and  liabilities which qualify as financial  instruments  under this statement and includes this additional information in the notes to the financial statements  when the fair value is different  than the  carrying  value of those financial instruments.

The carrying amounts of cash, cash equivalents, accounts receivable, accounts payable and notes payable approximate  their fair values due to the short-term maturities of these instruments.  The carrying amount of the Company’s marketable securities and capital leases approximate fair value due to the stated interest rates approximating market rates.

Accounts Receivable:

Accounts receivable are carried at their face amount, less an allowance for doubtful accounts.  On a periodic basis, the Company evaluates accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and credit conditions, based on a history of write offs and collections.  The Company’s policy is generally not to charge interest on trade receivables after the invoice becomes past due.  A receivable is considered past due if payments have not been received within agreed upon invoice terms.   The Company provides an allowance for all receivables that are greater than 90 days old. Allowances for Doubtful Accounts totaled $0 and $0 at December 31, 2011 and 2010,  respectively.  Write offs are recorded at a time when a customer receivable is deemed uncollectible.

Fixed Assets:

Fixed assets are stated at cost if purchased, or at fair value in a nonmonetary exchange, less accumulated depreciation.  Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives of the assets.

Revenue Recognition:

The Company recognizes revenue in accordance with ASC 605-10.  Revenue will be recognized only when all of the following criteria have been met:

•	Persuasive evidence of an arrangement exists;
•	Ownership and all risks of loss have been transferred to buyer, which is generally upon shipment or at the time the service is provided;

•	The price is fixed and determinable; and

•	Collectability is reasonably assured.

All services are billed when rendered and payment is due upon receipt of invoice.

The Company holds a reserve for software issues detected after delivery. The reserve is as follows:

•	20% of sales under 60 days
•	15% of sales under 150 days
•	10% of sales under one year

The Company adjusts the reserve annually.

Advertising:

Advertising costs consist primarily of print media and internet banners and are expensed as incurred.  The Company did not incur any advertising expenses in 2011 or 2010.

Cost of Sales:

Cost of sales consists primarily of depreciation expense, payroll and development expense.

Income Taxes:

The Company has adopted ASC 740-10 which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable.  Income taxes are provided for all items included in the statements of operations for the years ended December 31, 2011 and 2010.

Deferred income taxes arise from temporary differences resulting from differences between the financial statement and tax basis of assets and liabilities.  Deferred income taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate.  Deferred income taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which those temporary differences are expected to reverse.  The Company’s primary temporary differences relate to an accrued consulting expense not deductible in the current tax reporting period.

In accordance with ASC 740-10-50, Accounting for Uncertainty in Income Taxes, the Company recognizes the tax benefits from uncertain tax positions only if it is more than likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.  Interest and/or penalties related to income tax matters, if incurred, are recognized as a component of income tax expense.  The Company’s income tax filings are subject to audit by various taxing authorities.  The Company’s open audit periods are 2009, 2010 and 2011.

Earnings per Share:

Earnings per share (basic) is calculated by dividing the net income (loss) by the weighted average number of ordinary shares outstanding for the period covered.  As the Company has no potentially dilutive securities, fully diluted earnings per share is equal to earnings per share (basic).

Foreign Currency Translation

The accompanying financial statements are presented in United States dollars. The reporting currency of the Company is USD and the functional currency of Flint Int’l Services, Inc and its wholly owned subsidiary Flint Management, LLC is the Canadian Dollar (CD). The financial statements are translated into United States dollars from Canadian dollars at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Employee Benefit Plans:

The Company has no employee benefit plans.

NOTE 2 – FIXED ASSETS

Fixed assets at December 31, 2011 and 2010 are as follows:

	2011	2010
Autos	$42,202	$18,747
Office Equipment	10,342	7,565
Less: Accumulated Depreciation	(14,632)	(21,215)
Total Fixed Assets	$37,912	$5,097

Depreciation expense for the years ended December 31, 2011 and 2010 was $8,318 and $6,343, respectively. During the year the Company sold a vehicle for $4,776 with a cost of $18,747 that generated a gain of $415. During the year the Company purchased a vehicle for $42,202.

 NOTE 3 – EQUITY

On December 31, 2010, FLINT issued 7,500,000 ordinary shares in exchange for a 100%  equity interest in Flint Management, LLC.  As a result of the share exchange, Flint Management, LLC became the wholly owned subsidiary of FLINT.  As a result, the members of Flint Management, LLC owned a majority of the voting shares in the capital of FLINT.  The transaction was accounted for as a reverse merger whereby Flint Management, LLC was considered to be the accounting acquirer as its members retained control of FLINT after the exchange, although FLINT is the legal parent company.  The share exchange was treated as a recapitalization of FLINT.  As such, Flint Management, LLC, (and its historical financial statements) is the continuing entity for financial reporting purposes. The financial statements have been prepared as if FLINT had always been the reporting company and then on the share exchange date, had changed its name and reorganized its share capital.

The Company is currently authorized to issue 20,000,000 preferred shares at a par value of $.001 per share.  There were no shares issued and outstanding as of December 31, 2011.

The Company is currently authorized to issue 50,000,000 ordinary shares at a par value of $.001 per share.  These shares have full voting rights.  There were 7,500,000 shares issued and outstanding as of December 31, 2011.

On January 17, 2012 the Company filed an F-1/A; general form for registration of securities under the Securities Act of 1933, and it was approved on January 27, 2012.  The Company, under this registration statement, is authorized to raise up to $500,000 by selling 500,000 shares of common stock at $1.00 per share.  As of July 13, 2012, no shares have been sold and no money has been raised under this registration statement.

The Company does not have any share option plans or warrants.

NOTE 4 – INCOME TAXES

The Company follows ASC 740.  Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards (“NOL”).     No net provision for refundable BVI (British Virgin Islands) income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously.

The Company had net income of 167,549 for the year ended December 31, 2011 and a net loss for the year ended December 31, 2010 of approximately $1,250.

Deferred tax assets at December 31, 2011 and 2010 consisted of the following:

	2011	2010
Current:
BVI	$0	$0
Canada	50,018	1,370
Total current provision	50,018	1,370

Deferred:
BVI	0	0
Canada	6,898	6,898
Total deferred provision (credit)	(6,898)	(6,898)

The significant components of deferred tax assets (liabilities) consist of the following:
	2011	2010
Accrued Consulting Services	6,898	6,898

Amounts recognized in the balance sheet consist of the following:	2011	2010
Deferred tax asset	$6,898	$6,898

The realization of deferred tax benefit is contingent upon future earnings.

NOTE 5 – FINANCIAL CONDITION AND GOING CONCERN

The Company has retained earnings through December 31, 2011 totaling $165,311 and had working capital of $170,774.   Because of the level of retained earnings and low working capital, the Company may require additional working capital to develop its business operations.

The Company has experienced no loan defaults, labor stoppages, legal proceedings or any other operating interruption in 2011 or 2010.  Therefore, these items will not factor into whether the business continues as a going concern, and accordingly, management has not made any plans to dispose of assets or factor receivables to assist in generating working capital.

The Company intends to raise additional working capital either through private placements, public offerings and/or bank financing, or additional loans from Management if there is need for liquidity. Management may also consider reducing administrative costs. There are no assurances that the Company will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support the Company’s working capital requirements.  To the extent that funds generated from private placements, public offerings and/or bank financing are insufficient, the Company will have to raise additional working capital.   No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company.  If adequate working capital is not generated from operations, financing is not available, or the Management cannot loan sufficient funds, the Company may not be able to continue its operations.

Management believes that the efforts it has made to promote its operation will continue for the foreseeable future.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 6 – RELATED PARTIES

During 2011 and 2010 and the following related party transaction took place.

   2011:

o   Mr. Hiebert invoiced the Company $6,902 for consulting services during 2011.  As of December 31, 2011 the total owed by the Company to Mr. Hiebert is $54,376.

o   The Company advanced Mr. Hiebert $6,900 during 2011.  As of December 31, 2011 the total due the Company from Mr. Hiebert is $44,291.

   2010:

o   Mr. Hiebert invoiced the Company $21,721 for consulting services during 2010.  As of December 31, 2010 the total owed by the Company to Mr. Hiebert is $48,762.

o   The Company advanced Mr. Hiebert $21,646 during 2010.  As of December 31, 2010 the total due the Company from Mr. Hiebert is $48,600.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with ASC 855-10 an evaluation of subsequent events was performed through July 10, 2012, which is the date the financial statements. No significant disclosures were noted.

NOTE 8 – RECENT ACCOUNTING PRONOUNCEMENTS

The Company has evaluated all the recent accounting pronouncements through the date of issuance of these financial statements and believe that none of them will have a material effect on the Company’s financial statements.

NOTE 9 – REVENUE

The Company’s revenue is broken out as follows.

	2011	Percent of Revenue	2010	Percent of Revenue
Consulting Services	$959,053	99.1	$417,136	95.2
Web Design	-	-	19,359	4.4
Other	8,667	0.9	1,783	0.4
TOTAL	$967,720	100.0%	438,278	100.0%

NOTE 10 – REVENUE CONCENTRATION

We are an education technology company that tailor-makes electronic lessons and courses in an easily accessible, interactive bundle. In 2011 and in 2010 we had seven major customers/engagements.

Customers	2011 Revenue	%	2010 Revenue	%
Customer 1	$836,985	86.5%	$127,376	29.1%
Customer 2	66,176	6.8	110,432	25.2
Customer 3	45,677	4.7	56,658	12.9
Others	18,882	2.0	143,812	32.8
TOTAL	$967,720	100.0%	$438,278	100.0%

Approximately 98.0% of the Company’s revenue for the year ended December 31, 2011 was generated from the three largest engagements.

Approximately 67.2% of the Company’s revenue for the year ended December 31, 2010 was generated from the three largest engagements.

Item 18.	Financial Statements

Not Applicable.

Item 19.	Exhibits.

Exhibit Number	Description

1.2	Articles of Association.[1]

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

[1]	Incorporated by reference to the registrant’s Registration Statement report on Form F-1 filed on January 17, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLINT INT’L SERVICES, INC.

By: /s/ Russell Hiebert
Russell Hiebert
Chief Executive Officer
Date: July 30, 2012

