Form 20-F
period 2012-12-31
FLINT INT'L SERVICES, INC.
filed 2014-01-21
CIK 1520287

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

7577 Keele Street

Suite B1

Vaughn, ON, L4K 4X3, Canada

(Address of principal executive offices)

Mr. Russell Hiebert

7577 Keele Street

Suite B1

Vaughn, ON, L4K 4X3, Canada

(877) 439 3001

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

(Title of each class)	(Name of each exchange on which registered)
Ordinary shares, par value US$0.001 per share	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the Period covered by the annual report.

As of December 23, 2013 there were 7,702,300 shares of the issuer’s common stock, $0.001 par value outstanding and 0 shares of the issuer’s preferred stock, $0.001 par value outstanding.

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

In this annual report, references to “the Company” or “Flint” are to Flint Int’l Services, Inc., a British Virgin Islands company, and/or, as the context requires, its primary subsidiaries: Flint Management, LLC.

PRESENTATION OF FINANCIAL INFORMATION

This filing as a foreign private issuer on Form 20-F includes consolidated financial statements of the Company on the basis of Generally Accepted Accounting Principles-U.S. (“GAAP”).

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

ii

•	The year ended December 31, 2012:
o	$1.002 for the Consolidated Statement of Operations
o	$1.0031 for the Consolidated Balance Sheets
•	The year ended December 31, 2011:
o	$1.015 for the Consolidated Statement of Operations
o	$0.9833 for the Consolidated Balance Sheets

On January 10, 2014, the noon buying at the bank of Canada C$ 1.00 = US$1.0917. We make no representation that the C$ or US$ amounts referred to in this annual report could have been or could be converted into U.S. dollars or Canadian dollars, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of Canadian Dollars into U.S. dollars.

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

A. Selected Financial Data

The source of the information contained in the table below comes from the company’s consolidated corporate books. The December 31, 2012, 2011 and 2010 summary financial data are audited and the year-end financial data as of December 31, 2009 and 2008 are unaudited.

The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

Balance Sheet	AUDITED December 31, 2012	AUDITED December 31, 2011	AUDITED December 31, 2010	UNAUDITED December 31, 2009	UNAUDITED December 31, 2008
Working Capital	$345,675	$170,774	$7,462	$14,044	$(30,872)
Total Assets	$414,090	$612,599	$150,951	$142,639	$65,744
Net Assets	$314,272	$186,384	$26,936	$25,887	$(7,423)
Total Liabilities	$99,816	$426,216	$124,015	$116,752	$73,167
Capital Stock	$7,702	$7,500	$7,500	$7,500	$7,500
Shareholders’ Equity	$314,272	$186,384	$26,936	$25,887	$(7,423)

Statement of Operations	AUDITED December 31, 2012	AUDITED December 31, 2011	AUDITED December 31, 2010	UNAUDITED December 31, 2009	UNAUDITED December 31, 2008
Revenue	$328,845	$967,720	$438,278	$367,989	$230,891
Cost of Sales	$318,551	$465,592	$324,120	$243,251	$161,983
Gross Profit	$10,294	$502,128	$114,158	$124,738	$58,908
Operating Expenses	$80,582	$284,977	$114,038	$82,208	$59,203
Net Operating Income (Loss)	(70,288)	$217,151	$120	$42,530	$(295)
Other (Income) Expense	(1,110)	(415)	$—	$—	$—
Net Income before Income Tax Provision	(71,398)	$217,566	$120	$42,530	$(295)
Income Tax Provision	$—	(50,018)	$(1,370)	(6,726)	$—
Net Income (Loss)	(71,398)	167,549)	$(1,250)	$35,804	$(295)
Net Income (Loss) from Operations per share	$0.01	$0.02	$0.00	$0.01	$(0.00)
Earnings (Loss) per share: Basic & Diluted	$0.01	$0.02	$0.00	0.00	$(0.00)
Weighted Average Number of Shares Outstanding	7,553,231	7,500,000	7,500,000	7,500,000	7,500,000

Exchange Rate Information

The currency of the host country is the Canadian dollar (C$) and the reporting currency is the U.S. dollar (US$). Format: C$1.00 = US$ equivalent.

The average and year-end exchange rates for the years 2008 through 2012 are presented in the table below.

	2012	2011	2010	2009	2008
Average rate	1.0002	1.0151	0.9679	0.8833	0.9397
Year-end rate	1.0051	0.9833	0.9429	0.9555	0.8166

The high and low exchange rates for each month during the previous six months of the reporting period are presented in the table below.

	Dec	Nov	Oct	Sep	Aug	Jul
High	1.0162	1.0074	1.0223	1.0299	1.0139	0.9889
Low	1.0048	0.9972	0.9996	1.0099	0.9938	0.9792

On, December 31, 2012, the exchange rate was C$1.00 = US$1.0051.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

The investor should carefully consider the risks described below and all other information contained in this report before making investment decisions. We have identified all material risks known to, and anticipated by, us as of the filing of this registration statement.

We have a limited operating history, with minimal retained earnings, which, if losses occur, could cause us to run out of money and close our business.

We have minimal retained earnings from operations.  There is not sufficient gross revenue and profit to finance our planned growth and, without additional financing as outlined in this report, we could continue to experience losses in the future. Our retained earnings as of December 31, 2012 was $93,913. We may incur significant expenses in promoting our business, and as a result, will need to generate significant revenues over and above our current revenue to achieve consistent profitability. If we are unable to achieve that profitability, your investment in our ordinary shares may decline or become worthless.

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

There has been no public market for our ordinary shares. We have worked with a market maker who applied to have our securities quoted on the OTC Bulletin Board (“OTCBB”) which was approved and we have been assigned the ticker symbol FNTSF. In order to be quoted on the OTCBB, we had to be sponsored by a participating market maker who would make the application on our behalf. Assuming there is some trading activity, an active trading market still may not develop and if an active market does not develop, the market value could decline to a value below the offering price in this prospectus. Additionally, if the market is not active or illiquid, investors may not be able to sell their securities.

If a public trading market for our ordinary shares materializes, we will be classified as a ‘penny stock’ which has additional requirements in trading the shares, which could cause an investor not to be able to sell their shares.

The U.S. Securities and Exchange Commission treats shares of certain companies as a ‘penny stock’. We are not aware of a market maker who intends to make a market in our shares, but should we be cleared to trade, we would be classified as a ‘penny stock’ which makes it harder to trade even if it is traded on an electronic exchange like the over-the-counter bulletin board. These requirements include (i) broker-dealers who sell to customers must have the buyer fill out a questionnaire, and (ii) broker-dealers may decide upon the information given by a prospective buyer whether or not the broker-dealer determines the shares are suitable for their financial position. These rules may adversely affect the ability of both the selling broker-dealer and the buying broker-dealer to trade the securities as well as the purchasers of investors’ securities to sell them in the secondary market. These requirements may cause potential buyers to be eliminated and the market for the ordinary shares investors purchase in this offering could have no effective market to sell into, thereby causing investors’ investment to be worthless.

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

Our fiscal 2012 audit report dated December 23, 2013 from our auditors discloses in Note 5 to the financial statements that there is substantial doubt as to our ability to continue as a going concern, which, if true, could result in your investment becoming worth significantly less than the offering price, or possibly even causing it to become worthless.

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

A passive foreign investment company (PFIC) where at least 75% of the corporation's income is considered "passive", which is based on investments rather than standard operations, or at least 50% of the company's assets are investments that produce interest, dividends and/or capital gains. Currently, virtually all our income is from operations and not from "passive" sources so we would not fall into the category of a PFIC. However, if at some time in the future most of our income is derived from "passive" sources, we could be deemed to be a PFIC which would subject us to complicated and strict tax guidelines and most investors in PFICs must pay income tax on all distributions and appreciated share values, regardless of whether capital gains tax rates would normally apply. Depending on the individual investor's situation, being classified as a PFIC could have an adverse impact on their tax situation.

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

Basis of Accounting and Consolidation:

The Company prepares its financial statements on the accrual basis of accounting.  It has one subsidiary, Flint Management, LLC. All intercompany balances and transactions are eliminated in consolidation.  Investments in subsidiaries are reported using the consolidation method.

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

Flint operates geographically within the Ontario, Canada region. To date, Flint has sourced a client base that has been sufficient to support current operations. Flint’s business model is such that it can be rolled out on a Canadian national basis. Industries served include both the public and private sectors. Within the public sector, this would be exclusive to the Ontario Provincial Government. Within the private sector, it includes consulting companies such as Deloitte Consulting, financial services firms and heath care related companies.

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

Facilities

Our principal executive office is leased and located at 7577 Keele Street, Suite B1, Vaughn, ON, L4K 4X3, Canada

Legal Proceedings

As of December 31, 2012, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us or any of our subsidiaries.

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

Unless otherwise specified, references to Notes to the audited consolidated financial statements are to the Notes to our audited consolidated financial statements as of December 31, 2012 and 2011.

Overview

Flint’s revenues declined by 638,875 in 2012 from 2011 mainly due to large contracts in 2011 which drove sales volume up. 2012 saw a decrease in sales since small engagements made up the mix of clients.

In 2011 we were awarded a substantial contract to roll out standardized CRM processes across 5 business units due to our ability to synthesize and streamline large volumes of disconnected, complex training content and integrate them into a concise online program.  This resulted in an increase in revenues of about $529,000 or 55% versus 2010.

Critical Accounting Policies

Other than Revenue Recognition, (see Note 1), the Company does not have any critical accounting policies that have material levels of subjectivity and judgment necessary to account for highly uncertain matters.

A. Operating Results

Fiscal Year Ended December 31, 2012 Compared with Fiscal Year Ended December 31, 2011

REVENUE:

Our revenue for the year ended December 31, 2012 was $328,845 compared to $967,720 for the year ended December 31, 2011. The decrease in revenue of $638,875, was impacted unfavorably by foreign exchange of about $64. The Company decreased revenue versus 2011 (f/x or foreign currency adjusted) by $638,875 – please see table below.  The decrease was in the Consulting Services line was due to the Company having spent more time on large engagements in 2011 and smaller engagements in 2012 produced less revenue. In 2011, we saw one significant engagement which drove the 2011 sales increase.  (In the table below the 2011 average exchange rate is used as the base exchange rate to compare the change to 2012).

The functional currency is the Canadian dollar and our reporting currency is the United States dollar. In 2012 our average exchange rate was C$1.00 = US$1.0002 and our average 2011 exchange rate was C$1.00 = US$1.0151, an unfavorable translation change of ($.0149). To calculate the impact of the translation exchange rate difference we multiply the difference of ($0.0149) by the C$ sales of C$328,781 which equals $64.

	2012	2011	Change
Revenue	328,781	967,720	(638,939)
(Unfavorable) Favorable F/X	(64)	44,924	44,824
Net F/X Adjusted TOTAL	328,845	922,796	(593,951)

Consulting	298,483	914,531	(616,048)
Other	30,362	8,265	22,097
Net F/X Adjusted TOTAL	328,845	922,796	(593,951)

COST OF SALES:

Cost of Sales were $318,551 for the year ended December 31, 2012 versus $465,592 for the same period in 2011.  Depreciation expense was $11,734 and $8,318 for the years ended December 31, 2012 and 2011, respectively.   The decrease in cost of sales of 147,127 in 2012 from 2011 is related to reduced revenues and therefore reduced costs. The percentage of cost of sales rose as our margins were not as high on the contracts we worked on.

OPERATING EXPENSES:

Operating expenses were $80,582 for the year ended December 31, 2012 versus $284,977 for the year ended December 31, 2011.  FX Impacted 2012 expenses about $16 while F/X impacted 2011 expenses about $13,428 thus the F/X adjusted increase in expenses was about nominally different in 2012 and in 2011 was $157,510 ($170,938 minus $13,428).

NET INCOME (LOSS):

We had a net loss for the year ended December 31, 2012 of $(71,398) versus a net income of $167,549 for the year ended December 31, 2011.  The decrease is related to the factors mentioned above.

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

In addition to the preceding, the Company is planning for liquidity needs on a short term and long term basis as follows:

Short Term Liquidity:

The Company has retained earnings of $93,913 as of December 31, 2012. The Company relies on positive operating cash flow to fund short term working capital.

Long Term Liquidity:

The long term liquidity needs of the Company, is projected to be met primarily through the cash flow provided by operations and funds raised in our F-1 offering. Cash flow from Operating Activities was negative $6,986 but is expected to become positive in 2013.

Cash Flows:

Operating Activities: Net cash used by operating activities in the year ended December 31, 2012 was $6,986. This was unfavorably impacted by our net loss of $71,398, accounts receivable decrease of $309,819; and accounts payable / accrued expense (net) of $174,869; also favorably impacting cash flows was the impact depreciation expense of $11,734.

Investing Activities: In 2012 the Company purchased assets for $8,246. Net cash used in investing activities was $8,246.

Financing Activities: The Company sold stock for cash of $202,300, paid down bank loans of the purchased vehicle of $15,375 and received advances from a shareholder of $1,240. The company had net cash provided by financing activities of $188,165.

The Company knows of no known trends, demands, events or uncertainties that are reasonably likely to have a material effect on cash flows in the future.

In the past we have financed operations through shareholder advances from the President. At December 31, 2012 the President has advanced $55,616 to the Company.

Capital Resources

As of December 31, 2012, the Company did not have any capital commitments.  As of the date of this filing the Company had no other commitments.

WORKING CAPITAL: Working capital at December 31, 2012 was $345,674. This is a favorable change versus December 31, 2011 of $170,774. The change is mainly due to an increase in cash of $172,933, a decrease in accounts receivable of $309,818 and a decrease in current liabilities of $311,786.

SHAREHOLDER’S EQUITY/(DEFICIT): Shareholder’s Equity at December 31, 2012 was $93,913, decreasing from December 31, 2011 by the net loss of $(71,398) and decreasing by the currency translation effect of $3,014.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from December 31, 2011 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

Not applicable.

F. Contractual Obligations

Contractual Obligations

We are subject to various financial obligations and commitments in the normal course of operations. These contractual obligations represent known future deposits, reserves, loans/debt, etc.

As of December 31, 2012, our contractual obligations amounted to approximately $45,029. The following table sets forth our contractual obligations as of December 31, 2012.

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

Russ has a BA from the University of Guelph with a major in Management Economics

B. Executive Compensation

Our officers and director received the following compensation during the periods presented. There are no employment contracts with the Company.

Name of Person Receiving Compensation	Capacity in which he served to receive remuneration	Aggregate Remuneration

Russell Hiebert	Sole Officer and Director, Secretary and Treasurer	Year Ended December 31, 2012,	$111,969

		Year Ended December 31, 2011	$62,363

We have no plans to pay remuneration to any other officer in or associated with our Company. When we have funds and/or additional revenue, our board of directors will determine any other remuneration at that time.

Consulting expenses incurred for services provided by Mr, Hiebert were $-0- in 2012 and $6,902 in 2011. These expenses are for sales generation.

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

D. Employees

As of December 31, 2012, the Company and all of its direct and indirect subsidiaries had a total of one employee, the President.

E. Share Ownership

Please see Item 7.	A. Major Shareholders and Related Party Transactions

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

During 2012 and 2011 and the following related party transaction took place.

2012:

o   Mr. Hiebert was paid salary of $111,969.

o   Mr. Hiebert advanced the Company $1,240 during 2012.  As of December 31, 2012 the total due the Company from Mr. Hiebert is $55,616.

2011:

o   Mr. Hiebert invoiced the Company $6,902 for consulting services during 2011.  As of December 31, 2011 the total owed by the Company to Mr. Hiebert is $54,376.

o   The Company advanced Mr. Hiebert $6,900 during 2012.  As of December 31, 2012 the total due the Company from Mr. Hiebert is $44,291.

Our President is involved with other businesses and allocates a portion of his time to each. It is estimated that he devotes approximately fifty percent of his time to the business of the Company which he intends to increase over the course of time.

The Company billed other entities owned or controlled by the President for $145,726 or 44.3% of the sales of the Company.

Although our President believes the other businesses are in different lines of businesses, conflict of interest issues may be present. The President and the Company work together to minimize any of these issues and the way they could impact the Company.

Item 8.	Financial Information

A. Consolidated Statements and Other Information

Please see Item 17 “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

As of December 31, 2012, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us, China Metro or any of our subsidiaries.

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

A. The Company’s stock is not yet trading on an exchange.

B. Markets

There is currently no market for our shares. We have worked with a market maker who has applied to have our securities quoted on the over-the-counter bulletin Board or on an exchange as soon as practicable after our F-20 filing. We closed our offering on September 21, 2012. However, it is possible that we do not get trading on the over-the-counter bulletin Board, and if we do get quoted on the bulletin board, we may not satisfy the listing requirements for an exchange, which are greater than that of the bulletin board.

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

Other Information

Information regarding our Memorandum and Articles of Association, material contracts, exchange controls, and taxation is included in our Registration Statement on Form F-1 for the nine months ended September 30, 2012, and the year ended December 31, filed on January 17, 2012, and incorporated by reference herein.

C. Material Contracts

Other than those listed in the paragraphs below, we have not entered into any material contracts other than in the ordinary course of business or other than those described in Item 4 “Information on the Company” and elsewhere in this annual report.

D. Exchange Controls

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under the Regulations, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange is obtained and prior registration with the State Administration of Foreign Exchange is made. August 29, 2008, the State Administration of Foreign Exchange promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the State Administration of Foreign Exchange strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the State Administration of Foreign Exchange’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines.

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

Assuming that we are the owner of Flint Management LLC for United States federal income tax purposes, we believe that we primarily operate as an education technology corporation in Canada. Based on our current income and assets and projections as to the value of our assets based, in part, on the expected market value of our Ordinary Shares and outstanding Class A ordinary shares following this offering, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, because the value of the assets for purpose of the asset test may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable year.

The composition of our income and our assets will also be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce nonpassive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2012.  This evaluation was accomplished under the supervision and with the participation of our chief executive officer / principal executive officer, and chief financial officer / principal financial officer who concluded that our disclosure controls and procedures are not effective to ensure that all material information required to be filed in the annual report on Form 20-F has been made known to them.

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

Based upon an evaluation conducted for the period ended December 31, 2012, our Chief Executive and Chief Financial Officer as of December 31, 2012 and as of the date of this Report, has concluded that as of the end of the periods covered by this report, we have identified the following material weaknesses in our internal controls:

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework at December 31, 2012.   Based on its evaluation, our management concluded that, as of December 31, 2012, our internal control over financial reporting was not effective because of limited staff and a need for a full-time chief financial officer.  A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Audit Fees

Audit services by The Hall Group, CPAs for fiscal year 2012 included the examination of the consolidated financial statements prepared in accordance with IFRS of the Company and its subsidiaries as of December 31, 2012 and 2011, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by The Hall Group, CPA for fiscal year 2012, including the audit of the Company’s annual financial statements and other audited related services are approximately US$15,000.

Audit services of EFP Rotenberg, LLP for fiscal year 2011 included the examination of the consolidated financial statements prepared in accordance with IFRS of the Company and its subsidiaries as of December 31, 2011 and 2010, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by EFP Rotenberg, LLP for fiscal year 2011, including the audit of the Company’s annual financial statements and other audited related services are approximately US$15,000.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.	Change in Registrant’s Certifying Accountant.

On April 16, 2013, EFP Rotenberg, LLP (“EFP”) orally advised the chairman of the Board of Directors of Flint Int’l Services, Inc., (the “Company” or “we”, “us”) that they would resign as auditor of the Company and submitted a letter of resignation on April 16, 2013.

EFP was engaged as principal accountants on May 13, 2011 and the decision to engage EFP was approved by the Company’s board of directors. During the preparation of our Annual Report on Form 10-K for the year ending December 31, 2012, EFP raised certain issues, relating to a conflict of interest in certain transactions. EFP has elected to terminate the client-auditor relationship with the Company.

Immediately following EFP’s resignation, our Board of Directors commenced contacting and interviewing other auditors in order to engage with another firm as our independent auditor.

From May 13, 2011 when EFP was engaged, through EFP’s resignation on April 16, 2013, there were no disagreements between the Company and EFP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of EFP would have caused EFP to make reference to the subject matter of the disagreements in connection with its reports.

The Company provided a copy of this disclosure to EFP and an opportunity to furnish the Company with a letter stating whether it agrees or disagrees with the statements made by the Company herein in response to Item 304(a) of Regulation S-K.

On May 2, 2013, the Board of Directors approved the appointment of The Hall Group, CPAs ("The Hall Group") to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012.

During the fiscal year ended December 31, 2012 and 2011 and the subsequent interim period through May 2, 2013, the Company had not consulted with The Hall Group regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and no written report or oral advice was provided to the Company that was an important factor considered by the Company as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) or a "reportable event" (as that term is described in Item 304(a)(1)(v) of Regulation S-K).

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Flint Int’l Services, Inc.

We have audited the accompanying consolidated balance sheet of Flint Int’l Services, Inc. as of December 31, 2012, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2012. Flint Int’l Services, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Flint Int’l Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, these conditions raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ The Hall Group, CPAs

The Hall Group, CPAs

Dallas, Texas

December 23, 2013

To the Board of Directors and

Stockholders of Flint Int'l Services, Inc.

We have audited the accompanying consolidated balance sheets of Flint Int'l Services, Inc. as of December 31, 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then year ended. Flint Int'l Services, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Flint Int'l Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

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

/s/ EFP Rotenberg, LLP

EFP Rotenberg, LLP

Rochester, New York

August 2, 2012

FLINT INT’L SERVICES, INC.
Consolidated Balance Sheets
December 31, 2012 and 2011

ASSETS	2012	2011
Current Assets
Cash and Cash Equivalents	$197,398	$24,465
Accounts Receivable - net	179,533	489,352
Total Current Assets	376,931	513,817

Property, net	34,423	37,912

Other Assets:
Due From Shareholder	—	44,291
Long-Term Deferred Tax Asset	—	6,746
Other Assets	2,736	9,833
Total Other Assets	2,736	60,870

TOTAL ASSETS	$414,090	$612,599
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	$13,594	$54,607
Accrued Expenses	953	134,809
Reserve for Services	—	137,394
Loans – Current Portion	16,709	16,232
Total Current Liabilities	31,256	343,042
Long-Term Liabilities
Amounts due Shareholder	55,616	54,376
Loans – Long Term Portion	12,945	28,797
Total Long-Term Liabilities	68,561	83,173

TOTAL LIABILITIES	99,817	426,215

Shareholders’ Equity
Preferred Shares, $.001 par value, 20,000,000 shares authorized,
-0- and -0- shares issued and outstanding	—	—
Ordinary shares, $.001 par value, 50,000,000 shares authorized,
7,702,300 and 7,500,000 shares issued and outstanding	7,702	7,500
Additional Paid-In Capital	223,772	21,674
Cumulative Translation Adjustment	(11,115)	(8,101)
Retained Earnings	93,913	165,311
Total Shareholders' Equity	314,272	186,384

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$414,090	$612,599

The accompanying notes are an integral part of these consolidated financial statements.

FLINT INT’L SERVICES, INC Consolidated Statements of Comprehensive Income For The Years Ended December 31, 2012 and 2011

	2012	2011

REVENUES	183,119	967,720
REVENUES – RELATED PARTY	145,726	—
TOTAL REVENUES	328,845	967,720

COST OF SALES, inclusive of depreciation of $11,734 and $8,318	318,551	465,592
GROSS PROFIT	10,294	502,128

OPERATING EXPENSES
General & Administrative	80,582	284,977
TOTAL OPERATING EXPENSES	80,582	284,977
NET OPERATING INCOME/(LOSS)	(70,288)	217,151

OTHER INCOME (EXPENSE)
Interest Income	3	0
Interest Expense	(1,113)	0
Gain on Sale of Assets	0	415
TOTAL OTHER INCOME (EXPENSE)	(1,110)	415
NET INCOME (LOSS) BEFORE INCOME TAXES	(71,398)	217,566

Income Tax (Expense) Benefit	0	(50,017)

NET INCOME/(LOSS)	$(71,398)	$167,549

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign Currency Translation Adjustment	(3,014)	(8,101)
TOTAL COMPREHENSIVE INCOME (LOSS)	(3,014)	(8,101)

COMPREHENSIVE INCOME (LOSS)	$(74,412)	$159,448

EARNINGS PER SHARE, BASIC AND DILUTED
Weighted Average Number of Shares Outstanding	7,553,231	7,500,000
Earnings/(Loss) per Ordinary Share, Basic and Diluted	$(0.01)	$0.02
Other Comprehensive Income (Loss) per Share, Basic and Diluted	$(0.00)	$0.00
Comprehensive Income per Share, Basic and Diluted	$(0.01)	$0.02

The accompanying notes are an integral part of these consolidated financial statements.

FLINT INT’L SERVICES, INC. Consolidated Statements of Cash Flows For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$(71,398)	$167,549
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Depreciation Expense	11,734	8,318
Gain on Sale of Assets	—	(415)

Effect of Foreign Exchange	(3,014)	(8,616)
Changes in Assets and Liabilities:
Change in Accounts Receivable	309,819	(432,612)
Change in Advances Shareholder	44,291	5,614
Change in Deferred Tax Asset	6,746	152
Change in Other Assets	7,097	(2,192)
Change in Accounts Payable	(41,013)	50,841
Change in Accrued Expenses	(133,856)	63,322
Change in Deferred Revenue	(137,394)	137,394
Net Cash (Used In) Operating Activities	(6,986)	(10,645)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash Received for Sale of Assets	—	4,776

Purchase of Fixed Assets	(8,246)	(44,979)
Net Cash (Used In) Investing Activities	(8,246)	(40,203)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Sale of Common Stock	202,300	—
Proceeds from Bank Loans	—	49,779
Payments on Bank Loans	(15,375)	(4,750)
Amounts due Shareholder	1,240	4,309
Net Cash Provided By Financing Activities	188,165	49,338

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	172,933	(1,510)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	24,465	25,975

CASH AND CASH EQUIVALENTS AT END OF YEAR	$197,398	$24,465

SUPPLEMENTAL DISCLOSURES
Cumulative Translation Adjustment	$(11,115)	$(8,101)
Interest Paid	$1,113	$351
Taxes Paid	$0	$50,017

The accompanying notes are an integral part of these consolidated financial statements.

FLINT INT’L SERVICES, INC.
Consolidated Statement of Shareholders’ Equity
For the Years Ended December 31, 2012 and 2011

				Accumulated
				Other
	Ordinary shares		Paid-In	Comprehensive	Cumulative
	Shares	Amount	Capital	Income (Loss)	Deficit	Totals
Balance, January 1, 2011**	7,500,000	$7,500	$21,674	—	$(2,238)	$26,936

Comprehensive Income:
Net Income					167,549	167,549
Foreign Currency Translation
Adjustment				(8,101)		(8,101)
Comprehensive Income				(8,101)	167,549	159,448

Balance, December 31, 2011	7,500,000	$7,500	$21,674	(8,101)	$165,311	$186,384

Sale of Common Stock
For Cash	202,300	202	202,098			202,300
Comprehensive Income:
Net Income					(71,398)	(71,398)
Foreign Currency Translation
Adjustment				(3,014)		(3,014)
Comprehensive Income				(3,014)	(71,398)	(74,412)

Balance, December 31, 2012	7,702,300	$7,702	$223,772	(11,115)	$93,913	$314,272

The accompanying notes are an integral part of these consolidated financial statements.

 ** As discussed in Note 1, the recapitalization of Flint Management, LLC with Flint Int’l Services, Inc. took place in December 2010 and has been accounted for as a reverse merger.   It has been reflected in the Statement of Changes in Shareholders’ Equity as if it occurred in 2004 in order to consistently reflect the capitalization of the combined entity.

FLINT INT’L SERVICES, INC. Notes to the Consolidated Financial Statements December 31, 2012 and 2011

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

Accounts Receivable:

Accounts receivable are carried at their face amount, less an allowance for doubtful accounts.  On a periodic basis, the Company evaluates accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and credit conditions, based on a history of write offs and collections.  The Company’s policy is generally not to charge interest on trade receivables after the invoice becomes past due.  A receivable is considered past due if payments have not been received within agreed upon invoice terms.   The Company provides an allowance for all receivables that are greater than 90 days old. Allowances for Doubtful Accounts was $0 and $0 at December 31, 2012 and 2011,  respectively.  Write offs are recorded at a time when a customer receivable is deemed uncollectible.

Fixed Assets:

Fixed assets are stated at cost if purchased, or at fair value in a nonmonetary exchange, less accumulated depreciation.  Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives of the assets.

Revenue Recognition:

The Company recognizes revenue in accordance with ASC 605-10.  Revenue will be recognized only when all of the following criteria have been met:

●	Persuasive evidence of an arrangement exists;
●	Ownership and all risks of loss have been transferred to buyer, which is generally upon shipment or at the time the service is provided;
●	The price is fixed and determinable; and
●	Collectability is reasonably assured.

All services are billed when rendered and payment is due upon receipt of invoice.

The Company holds a reserve for software issues detected after delivery. The reserve is as follows:

•	20% of sales under 60 days
•	15% of sales under 150 days
•	10% of sales under one year

The Company adjusts the reserve annually.

Advertising:

The Company did not incur any advertising expenses in 2012 or 2011.

Cost of Sales:

Cost of sales consists primarily of depreciation expense, payroll and development expense.

Income Taxes:

The Company has adopted ASC 740-10 which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable.  Income taxes are provided for all items included in the statements of operations for the years ended December 31, 2012 and 2011.

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

In accordance with ASC 740-10-50, Accounting for Uncertainty in Income Taxes, the Company recognizes the tax benefits from uncertain tax positions only if it is more than likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.  Interest and/or penalties related to income tax matters, if incurred, are recognized as a component of income tax expense.  The Company’s income tax filings are subject to audit by various taxing authorities.  The Company’s open audit periods are 2009, 2011 and 2012.

Earnings per Share:

Earnings per share (basic) is calculated by dividing the net income (loss) by the weighted average number of ordinary shares outstanding for the period covered.  As the Company has no potentially dilutive securities, fully diluted earnings per share is equal to earnings per share (basic).

Foreign Currency Translation:

The accompanying financial statements are presented in United States dollars. The reporting currency of the Company is USD and the functional currency of Flint Int’l Services, Inc. and its wholly owned subsidiary Flint Management, LLC is the Canadian Dollar (CD). The financial statements are translated into United States dollars from Canadian dollars at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Employee Benefit Plans:

The Company has no employee benefit plans.

NOTE 2 – PROPERTY

Property at December 31, 2012 and 2011 are as follows:

	2012	2011
Autos	$44,013	$42,202
Office Equipment	16,784	10,342
Less: Accumulated Depreciation	(26,374)	(14,632)
Total Property	$34,423	$37,912

Depreciation expense for the years ended December 31, 2012 and 2011 was $11,734 and $8,318, respectively.

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

The Company is currently authorized to issue 20,000,000 preferred shares at a par value of $.001 per share.  There were no shares issued and outstanding as of December 31, 2011 or 2012.

The Company is currently authorized to issue 50,000,000 ordinary shares at a par value of $.001 per share.  These shares have full voting rights.  There were 7,702,300 and 7,500,000 shares issued and outstanding as of December 31, 2011 and 2012, respectively.

On January 17, 2012 the Company filed an F-1/A; general form for registration of securities under the Securities Act of 1933, and it became effective on January 27, 2012.  The Company, under this registration statement, was authorized to raise up to $500,000 by selling 500,000 shares of common stock at $1.00 per share.  The Company closed the offering on September 21, 2012 after selling 202,300 shares at $1.00 per share.

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

The Company had net loss of $(71,398) for the year ended December 31, 2012 and a net income for the year ended December 31, 2011 of $167,549.

Deferred tax assets at December 31, 2012 and 2011 consisted of the following:

	2012	2011
Current:
BVI	$0	$0
Canada	0	50,017
Total current provision	0	50,017

Deferred:
BVI	0	0
Canada	0	6,746
Total deferred provision (credit)	0	(6,746)

The significant components of deferred tax assets (liabilities) consist of the following:
	2012	2011
Accrued Consulting Services	0	6,746

Amounts recognized in the balance sheet consist of the following:	2012	2011
Deferred tax asset	$0	$6,746

The realization of deferred tax benefit is contingent upon future earnings.

NOTE 5 – FINANCIAL CONDITION AND GOING CONCERN

The Company has retained earnings through December 31, 2012 totaling $93,913 and had working capital of $345,675.  Because of the level of retained earnings and low working capital, the Company may require additional working capital to develop its business operations.

The Company has experienced no loan defaults, labor stoppages, legal proceedings or any other operating interruption in 2012 or 2011.  Therefore, these items will not factor into whether the business continues as a going concern, and accordingly, management has not made any plans to dispose of assets or factor receivables to assist in generating working capital.

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

NOTE 6 – RELATED PARTIES

During 2012 and 2011 and the following related party transaction took place.

2012:

o   Mr. Hiebert was paid salary of $111,991.

o   Mr. Hiebert advanced the Company $1,240 during 2012.  As of December 31, 2012 the total due the Company from Mr. Hiebert is $55,616.

2011:

o   Mr. Hiebert invoiced the Company $6,902 for consulting services during 2012.  As of December 31, 2012 the total owed by the Company to Mr. Hiebert is $54,376.

o   The Company advanced Mr. Hiebert $6,900 during 2012.  As of December 31, 2012 the total due the Company from Mr. Hiebert is $44,291.

The Company billed related entities for $145,726 or 44.3% of the sales of the Company.

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

NOTE 9 – REVENUE

The Company’s revenue is broken out as follows.

	2012	Percent of Revenue	2011	Percent of Revenue
Consulting Services	$298,483	90.8	$959,053	99.1
Other	30,362	9.2	8,667	0.9
TOTAL	$328,845	100.0%	967,720	100.0%

NOTE 10 – REVENUE CONCENTRATION

We are an education technology company that tailor-makes electronic lessons and courses in an easily accessible, interactive bundle. In 2012 and in 2011 we had seven major customers/engagements.

Customers	2012 Revenue	%	2011 Revenue	%
Customer 1	$152,758	46.5	$836,985	86.5
Customer 2 *	145,726	44.3	66,176	6.8
Customer 3	0	0.0	45,677	4.7
Others	30,361	9.2	18,882	2.0
TOTAL	$328,845	100.0%	$967,720	100.0%

* Related party

Approximately 98.0% of the Company’s revenue for the year ended December 31, 2012 was generated from the two largest customers.

Approximately 98.0% of the Company’s revenue for the year ended December 31, 2011 was generated from the three largest engagements.

Item 18.	Financial Statements

Not Applicable.

Item 19.	Exhibits.

Exhibit Number	Description

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLINT INT’L SERVICES, INC.

By:	/s/ Russell Hiebert
Russell Hiebert
Chief Executive Officer

FLINT INT’L SERVICES, INC.

By:	/s/ Russell Hiebert
Russell Hiebert
Chief Financial Officer

Date: December 23, 2013

