Form 20-F
period 2013-12-31
FLINT INT'L SERVICES, INC.
filed 2014-05-15
CIK 1520287

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

7577 Keele Street, Suite B1

Vaughn, ON, L4K 4X3, Canada

(Address of principal executive offices)

Mr. Russell Hiebert

7577 Keele Street, Suite B1

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

As of May 15, 2014 there were 7,702,300 shares of the issuer’s common stock, $0.001 par value outstanding and 0 shares of the issuer’s preferred stock, $0.001 par value outstanding.

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

This Form 20-F includes consolidated financial statements of the Company on the basis of Generally Accepted Accounting Principles (“GAAP”).

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

ii

CURRENCY TRANSLATION

In this annual report, unless otherwise specified or the context otherwise requires, all references to “U.S. dollars,” “dollars” or “US$” are to the legal currency of the United States and all references to “Canada Dollars” or “C$” are to the legal currency of Canada. Unless otherwise noted, all translations from Canadian dollars to U.S. dollars (C$ 1.00 = US$) were:

•	The year ended December 31, 2013:
o	$0.97095 for the Consolidated Statement of Operations
o	$0.94020 for the Consolidated Balance Sheets
•	The year ended December 31, 2012:
o	$1.0002 for the Consolidated Statement of Operations
o	$1.0051 for the Consolidated Balance Sheets

On May 6, 2014, the noon buying at the bank of Canada C$1.00 = US$0.9116. We make no representation that the C$ or US$ amounts referred to in this annual report could have been or could be converted into U.S. dollars or Canadian dollars, as the case may be, at any particular rate or at all. See “Key Information—Exchange Rate Information” for more detailed information regarding the translation of Canadian Dollars into U.S. dollars.

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

A. Selected Financial Data

The source of the information contained in the table below comes from the company’s consolidated corporate books. The December 31, 2013, 2012, 2011 and 2010 summary financial data are audited and the year-end financial data as of December 31, 2009 is unaudited.

The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

	Audited Dec 31, 2013	Audited Dec 31, 2012	Audited Dec 31, 2011	Audited Dec 31, 2010	Unaudited Dec 31, 2009
Working Capital	287,317	345,675	170,774	7,462	(14,044)
Total Assets	362,516	414,090	612,599	150,951	142,639
Net Assets	311,660	314,272	186,384	26,936	25,887
Total Liabilities	50,856	99,816	426,216	124,015	116,752
Capital Stock	7,702	7,702	7,500	7,500	7,500
Shareholders’ Equity	311,660	314,272	186,384	26,936	25,887

Revenue	96,695	328,845	967,720	438,278	367,989
Cost of Sales	47,067	318,551	465,592	324,120	243,251
Gross Profit	49,628	10,294	502,128	114,158	124,738
Operating Expenses	54,152	80,582	284,977	114,038	82,208
Net Operating Income (Loss)	(4,523)	(70,288)	217,151	120	(42,530)
Other Income (Expense)	3,703	(1,110)	(415)	0	0
Net Income Before Income Taxes	(819)	(71,398)	217,566	120	(42,530)
Income Tax Provision	0	0	(50,018)	(1,370)	(6,726)
Net Income (Loss)	(819)	(71,398)	167,549	(1,250)	(35,804)
Net Income (Loss) from
Operations per Share	(0.01)	(0.01)	0.02	(0.00)	(0.01)

Earnings (Loss) per Share:
Basic and Diluted	(0.01)	(0.01)	0.02	(0.00)	(0.01)
Weighted Average Shares O/S	7,702,300	7,553,231	7,500,000	7,500,000	7,500,000

Exchange Rate Information

The currency of the host country is the Canadian dollar (C$) and the reporting currency is the U.S. dollar (US$). Format: C$1.00 = US$ equivalent.

The average and year-end exchange rates for the years 2009 through 2013 are presented in the table below.

	2013	2012	2011	2010	2009
Average rate	0.97095	1.0002	1.0151	0.9679	0.8833
Year-end rate	0.94020	1.0051	0.9833	0.9429	0.9555

The high and low exchange rates for each month during the previous six months of the reporting period are presented in the table below.

	Dec	Nov	Oct	Sep	Aug	Jul
High	1.0162	1.0074	1.0243	1.0299	1.0139	0.9986
Low	1.0048	0.9972	0.9996	1.0099	0.9938	0.9790

On, May 10, 2014, the exchange rate was C$1.00 = US$0.9116.

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

We have minimal retained earnings from operations.  There is not sufficient gross revenue and profit to finance our planned growth and, without additional financing as outlined in this report, we could continue to experience losses in the future. Our retained earnings as of December 31, 2013 was $93,094. We may incur significant expenses in promoting our business, and as a result, will need to generate significant revenues over and above our current revenue to achieve consistent profitability. If we are unable to achieve that profitability, your investment in our ordinary shares may decline or become worthless.

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

Although we believe the fund we raised in our F-1 offering will allow us to generate sufficient funds from operations, if that is not the case, we may have to raise additional capital which may not be available or may be too costly, which, if we cannot obtain, could cause us to have to cease our operations.

We expect that the funds we raised in our F-1 offering will take us to the point of a positive cash flow. However, if that does not turn out to be the case, our capital requirements could be more than our operating income. As of December 31, 2013, our cash balance was $239,631. We do not have sufficient cash to indefinitely sustain operating losses, but believe we can continue to generate positive cash flow within twelve months from the funds raised in this offering. Our potential profitability depends on our ability to generate and sustain substantially higher net sales with reasonable expense levels. We may not operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund our planned growth for the next 12 months after we close on the offering assuming we raise the minimum amount in this offering. We anticipate that we will need $26,000 over the next 12 months, provided our cash flows from operations remain breakeven. Therefore, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We have no current or proposed financing plans or arrangements other than this offering. We could seek additional financing through debt or equity offerings. Additional financing may not be available to us, or, if available, may be on terms unacceptable or unfavorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, and additions to our product lines may be delayed or postponed indefinitely; if this happens, the value of your investment could decline or become worthless.

No public market for our ordinary shares currently exists and an active trading market may never materialize, and an investor may not be able to sell their shares.

Prior to this offering, there has been no public market for our ordinary shares. We plan work with a market maker who would then apply to have our securities quoted on the OTC Bulletin Board (“OTCBB”). In order to be quoted on the OTCBB, we must be sponsored by a participating market maker who would make the application on our behalf; at this time, we are not aware of a market maker who intends to sponsor our securities and make a market in our shares. Assuming we become quoted, an active trading market still may not develop and if an active market does not develop, the market value could decline to a value below the offering price in this prospectus. Additionally, if the market is not active or illiquid, investors may not be able to sell their securities.

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

B. Business Overview

Public and Private organizations throughout Canada and the United States are struggling to keep up with the demand for workforce training. Travel cost, environmental considerations, instructor availability and scheduling challenges inherent in traditional classroom based instruction have created a significant demand for alternative training venues. These include eLearning, virtual Learning, self-help learning tools and blended learning solutions. While many organizations have entered the market with eLearning development services there are very few organizations that provide the foundational assessment services that are required to transition from one paradigm to the next. Back in 2011 we saw the shrinking margins for development services and set about to build a consultancy focused on Alternative Learning design services.

Our Vision is to make Learning Accessible. Our Mission is to enable organizations to provide training to their workforces: when they need it, where they need it, and in a format that accommodates their learning style and immediate need.

Product Development

We have been refining and test marketing our “Tell Me – Show Me – Let Me” methodology and Learning Assessment approach. We signed a contract with a major Canadian Bank for the delivery of this methodology and successfully implemented the project successfully this year. We also signed a Government contract for the design of a video vignette based learning tool.

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

We are a Vendor of Record with the Ontario Provincial Government in Canada for Management Consulting Services (A “Vendor of Record” means a potential client has pre-approved Flint as a partner. This means the client is familiar with Flint, that Flint is in good standing and has demonstrated the ability to provide the services required under a Proposal for Services contract. This allows a client to evaluate Flint on the merits of the project and whether Flint is the best fit for the project without having to perform a due diligence analysis on Flint as a service provider).

Facilities

Our principal executive office is leased and located at 7577 Keele Street, Suite B1, Vaughn, ON, L4K 4X3, Canada.

Legal Proceedings

As of December 31, 2013, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us or any of our subsidiaries.

REGULATION

The Company’s business and services are not subject to any material governmental regulation.  At the present time we are unaware of any governmental regulations that are in effect that would impact our business operations.

C. Organizational Structure

The Company employs two people. All other work is completed by independent contractors.

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

Unless otherwise specified, references to Notes to the audited consolidated financial statements are to the Notes to our audited consolidated financial statements as of December 31, 2013 and 2012.

Overview

Flint’s revenues and expense declined again in 2013 as we continue to focus on retooling and test marketing our Learning Assessments focus and consulting methodology.

Critical Accounting Policies

Other than Revenue Recognition, (see Note 1), the Company does not have any critical accounting policies that have material levels of subjectivity and judgment necessary to account for highly uncertain matters.

A. Operating Results

Fiscal Year Ended December 31, 2013 Compared with Fiscal Year Ended December 31, 2012

REVENUE:

Our revenue for the year ended December 31, 2013 was $96,695 compared to $328,845 for the year ended December 31, 2012. The decrease in revenue came about through our refocusing away from the low margin highly competitive eLearning development business to the high profit high margin Learning Assessment market. We believe this market place will enable us connect with organizations, higher up the value chain integrating with the processes and procedures as a trusted advisor. With this status our business will be much less vulnerable to an increasing trend to outsource development to India. We will be able to help organizations set a direction and then provide high value, high margin services where there is currently little demand. We have achieved a couple of significant milestones this year in test marketing our Assessment Service methodology in a highly successful project with a major Canadian bank. We are continuing to fine tune and test this methodology in 2014 and anticipate being able to grow revenue and profits substantially in 2015.

The functional currency is the Canadian dollar and our reporting currency is the United States dollar. In 2013 our average exchange rate was C$1.00 = US$0.97095 and our average 2012 exchange rate was C$1.00 = US$1.0002, a favorable translation change of $.02925.

	2013	2012	Change
Revenue	99,588	328,781	(229,193)
UnFavorable F/X	(2,893)	(64)	(2,829)
Net F/X Adjusted TOTAL	96,695	328,845	(232,150)

Consulting	80,783	298,483	(217,700)
Other	15,912	30,362	(14,450)
Net F/X Adjusted TOTAL	96,695	328,845	(232,150)

COST OF SALES:

Cost of Sales were $47,067 for the year ended December 31, 2013 versus $318,551 for the same period in 2012.  Depreciation expense was $12,390 and $11,734 for the years ended December 31, 2013 and 2012, respectively.  Backing out depreciation, net cost of sales were $34,677 and $306,817 for the years ended December 31, 2013 and 2012, respectively.  The decrease in cost of sales of 57.4% points is related to a decrease in revenue and an increased focus on research and development.

OPERATING EXPENSES:

Operating expenses were $54,152 for the year ended December 31, 2013 versus $80,582 for the year ended December 31, 2012.  F/X impacted 2013 expenses about $1,601 thus the F/X adjusted decrease in expenses was about $26,430 ($24,829 plus $1,601).  The decrease is mainly due to decreased people costs (payroll and contract employees) and project costs.

NET INCOME (LOSS):Net loss for the year ended December 31, 2013 was $819 versus a loss of $71,398 for the year ended December 31, 2012.   The decrease is related to the above mentioned items.

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

In addition to the preceding, the Company is planning for liquidity needs on a short term and long term basis as follows:

Short Term Liquidity:

The Company has shareholders’ equity of $311,660 as of December 31, 2013.

Long Term Liquidity:

The long term liquidity needs of the Company, are projected to be met primarily through the cash flow provided by operations. Cash flow from Operating Activities is expected to become positive in 2014.

Cash Flows:

Operating Activities: Net cash generated by operating activities in the year ended December 31, 2013 was $115,420.

Investing Activities: In 2013, the company had no sources or uses of funds from investing activities. In 2012, the Company purchased some equipment for $8,246.

Financing Activities: In 2013, the Company made payments on loans of $17,569 and made payments on a shareholder advance of $55,616. In 2012, the Company sold Shares for $202,300 and had borrowings from a shareholder of $1,240 and made loan payments of $15,375.

The Company knows of no known trends, demands, events or uncertainties that are reasonably likely to have a material effect on cash flows in the future.

In the past we have financed operations through shareholder advances from the President. At December 31, 2013 the President has advanced no funds to the Company.

Capital Resources

As of December 31, 2013, the Company did not have any capital commitments.  As of the date of this filing the Company had no other commitments.

WORKING CAPITAL: Working capital at December 31, 2013 was $287,317. This represents a decrease of $58,357 versus December 31, 2012 of $345,674. The change is mainly due to an increase in cash from funds raised in our F-1 offering in 2012, a decrease in accounts receivable of $80,991 and an increase in current liabilities of $19,600.

SHAREHOLDER’S EQUITY/(DEFICIT): Shareholder’s Equity at December 31, 2013 was $311,660 decreasing from December 31, 2012 by the net loss of $819 and decreasing by the currency translation effect of $1,793.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from December 31, 2012 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

Not applicable.

F. Contractual Obligations

Contractual Obligations

We are subject to various financial obligations and commitments in the normal course of operations. These contractual obligations represent known future deposits, reserves, loans/debt, etc.

As of December 31, 2013, our contractual obligations amounted to approximately $12,084. The following table sets forth our contractual obligations as of December 31, 2013.

	Payments Due by Period
	Total	Less than 1 year	1-5 years	More than 5 years

Debt obligations	12,084	12,084	0	0
Operating lease obligations	0	0	0	0

Total	12,084	12,084	0	0

Item 6.	Directors, Senior Management and Employees

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

Russell Hiebert, age 44:

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

Russ has a BA from the University of Guelph with a major in Management Economics

B. Executive Compensation

Our officers and director received the following compensation during the periods presented. There are no employment contracts with the Company.

Name of Person Receiving Compensation	Capacity in which he served to receive remuneration	Aggregate Remuneration

Russell Hiebert	Sole Officer and Director, Secretary and Treasurer	Year Ended December 31, 2013,	$60,000

		Year Ended December 31, 2012	$111,991

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

D. Employees

As of December 31, 2013, the Company and all of its direct and indirect subsidiaries had a total of three employees, the President and a Project Manager.

E. Share Ownership

Please see Item 7.A. Item 7.	A. Major Shareholders and Related Party Transactions

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ordinary Shares

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, by (1) each of the Company’s shareholders who is a beneficial owner of more than 5% of the Company’s ordinary shares, (2) each of the Company’s directors and executive officers, individually, and (3) all of the Company’s executive officers and directors, as a group, as of April 25, 2013.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Russell Hiebert, Sole Officer and Director, Secretary	7,000,000	90.88%

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

During 2013 and 2012 and the following related party transaction took place.

2013:

o   Mr. Hiebert received a salary of $60,000 in 2013.

o   The Company repaid the advance from Mr. Hiebert of $55,616 during 2013.  As of December 31, 2013 the total due Mr. Hiebert from the Company is $0.

2012:

o   Mr. Hiebert was paid a salary of $111,969 in 2012.

o   Mr. Hiebert advanced the Company $1,240 during 2012 As of December 31, 2012 the total owed by the Company to Mr. Hiebert is $55,616.

Item 8.	Financial Information

A. Consolidated Statements and Other Information

Please see Item 17 “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

As of December 31, 2013, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us, China Metro or any of our subsidiaries.

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

Transfer Agent and Registrar

Our transfer agent is Vstock Transfer, LLC, 77 Spruce Street, Suite 201, Cedarhurst, NY 11516.

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

Other Information

Information regarding our Memorandum and Articles of Association, material contracts, exchange controls, and taxation is included in our Registration Statement on Form F-1 filed on January 17, 2012, and incorporated by reference herein.

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

Dividends

Any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary bank, in the case of Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Subject to the discussion above regarding concerns expressed by the U.S. Treasury, for taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. We will be considered to be a qualified foreign corporation (i) with respect to any dividend we pay on our Ordinary Shares that are readily tradable on an established securities market in the United States, or (ii) if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. We anticipate applying to have our Ordinary Shares quoted on the Bulletin Board and will initially attempt to secure a market maker to apply for quotation of our securities on the Bulletin Board. Provided the quotation is approved, we believe that the Ordinary Shares will be readily tradable on an established securities medium in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the Ordinary Shares. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

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

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2013.  This evaluation was accomplished under the supervision and with the participation of our chief executive officer / principal executive officer, and chief financial officer / principal financial officer who concluded that our disclosure controls and procedures are not effective to ensure that all material information required to be filed in the annual report on Form 20-F has been made known to them.

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

Based upon an evaluation conducted for the period ended December 31, 2013, our Chief Executive and Chief Financial Officer as of December 31, 2013 and as of the date of this Report, has concluded that as of the end of the periods covered by this report, we have identified the following material weaknesses in our internal controls:

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework at December 31, 2013.   Based on its evaluation, our management concluded that, as of December 31, 2013, our internal control over financial reporting was not effective because of limited staff and a need for a full-time chief financial officer.  A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Changes in Internal Controls over Financial Reporting

We have not yet made any changes in our internal controls over financial reporting that occurred during the period covered by this report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

Audit services of The Hall Group CPA’s for fiscal year 2013 included the examination of the consolidated financial statements prepared in accordance with GAAP of the Company and its subsidiaries as of December 31, 2013 and 2012, and services related to filings with the United States Securities and Exchange Commission and other regulatory bodies. The aggregate fees for professional services rendered by EFP Rotenberg, LLP for fiscal year 2013, including the audit of the Company’s annual financial statements and other audited related services are approximately US$15,000.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Flint Int’l Services, Inc.

We have audited the accompanying consolidated balance sheets of Flint Int’l Services, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2013. Flint Int’l Services, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Flint Int’l Services, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ The Hall Group CPA’s

The Hall Group CPA’s

Plano, Texas

May 15, 2014

FLINT INT’L SERVICES, INC.
Consolidated Balance Sheets
December 31, 2013 and 2012

ASSETS	2013	2012
Current Assets
Cash and Cash Equivalents	$239,631	$197,398
Accounts Receivable - net	98,542	179,533
Total Current Assets	338,174	376,931

Fixed Assets, - net	23,481	33,423

Other Assets:
Other Assets	862	2,736
Total Other Assets	862	2,736

TOTAL ASSETS	$362,516	$414,090

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	$23,156	$13,594
Accrued Expenses	15,616	953
Loans – Current Portion	12,084	16,709
Total Current Liabilities	50,856	31,256
Long-Term Liabilities
Amounts due Shareholder	—	55,616
Loans – Long Term Portion	—	12,945
Total Long-Term Liabilities	—	68,561

TOTAL LIABILITIES	50,856	99,817

Shareholders’ Equity
Preferred Shares, $.001 par value, 20,000,000 shares authorized,
-0- and -0- shares issued and outstanding	—	—
Ordinary shares, $.001 par value, 50,000,000 shares authorized,
7,702,300 and 7,702,300 shares issued and outstanding	7,702	7,702
Additional Paid-In Capital	223,772	223,772
Cumulative Translation Adjustment	(12,908)	(11,115)
Retained Earnings / Accumulated Deficit	93,094	93,913
Total Shareholders' Equity	311,660	314,272

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$362,516	$414,090

The accompanying notes are an integral part of these consolidated financial statements.

FLINT INT’L SERVICES, INC Consolidated Statements of Comprehensive Income (Loss) For The Years Ended December 31, 2013 and 2012

	2013	2012

REVENUES
Revenues	36,302	183,119
Revenues – Related Party	60,393	145,726
TOTAL REVENUES	96,695	328,845

COST OF SALES, inclusive of depreciation of $12,390 and $11,734	47,067	318,551
GROSS PROFIT	49,628	10,294

OPERATING EXPENSES
General & Administrative	54,152	80,582
TOTAL OPERATING EXPENSES	54,152	80,582
NET OPERATING INCOME/(LOSS)	(4,523)	(70,288)

OTHER INCOME (EXPENSE)
Interest Income	4	3
Other Income	3,699	-
Interest Expense	-	(1,113)
TOTAL OTHER INCOME (EXPENSE)	3,703	(1,110)

Net Income Before Income Taxes	(819)	(71,398)

Income Tax (Expense) Benefit	0	0

NET INCOME/(LOSS)	$(819)	$(71,398)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign Currency Translation Adjustment	(1,793)	(3,014)
TOTAL COMPREHENSIVE INCOME	(1,793)	(3,014)

COMPREHENSIVE INCOME (LOSS)	$(2,612)	$(74,412)

EARNINGS PER SHARE, BASIC AND DILUTED
Weighted Average Number of Shares Outstanding	7,702,300	7,702,300
Earnings/(Loss) per Ordinary Share, Basic and Diluted	$(0.00)	$(0.01)
Other Comprehensive Income (Loss) per Share, Basic and Diluted	$(0.00)	$(0.00)
Comprehensive Income per Share, Basic and Diluted	$(0.00)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

FLINT INT’L SERVICES, INC. Consolidated Statements of Cash Flows For the Years Ended December 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$(819)	$(71,398)
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Depreciation Expense	12,390	11,734
Gain on Sale of Assets	0	(415)

Effect of Foreign Exchange	(1,793)	(3,014)
Changes in Assets and Liabilities:
Change in Accounts Receivable	80,990	309,819
Change in Advances Shareholder	0	44,291
Change in Deferred Tax Asset	0	6,746
Change in Other Assets	427	7,097
Change in Accounts Payable	9,562	(41,013)
Change in Accrued Expenses	14,662	(133,856)
Change in Deferred Revenue	0	(137,394)
Net Cash Used In Operating Activities	115,419	(6,986)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash Received for Sale of Assets	0	0

Purchase of Fixed Assets	0	(8,246)
Net Cash Used In Investing Activities	0	(8,246)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Sale of Shares	0	202,300
Payments on Bank Loans	(17,569)	(15,375)
Amounts due Shareholder	(55,616)	1,240
Net Cash Provided By Financing Activities	(73,186)	188,165

NET DECREASE IN CASH AND CASH EQUIVALENTS	42,233	172,933
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	197,398	24,465

CASH AND CASH EQUIVALENTS AT END OF YEAR	$239,631	$197,398

SUPPLEMENTAL DISCLOSURES
Cumulative Translation Adjustment	$(12,908)	$(11,115)
Interest Paid	$0	$1,113
Taxes Paid	$0	$0

The accompanying notes are an integral part of these consolidated financial statements.

FLINT INT’L SERVICES, INC.
Consolidated Statement of Shareholders’ Equity
For the Years Ended December 31, 2013 and 2012

				Accumulated
				Other
	Ordinary shares		Paid-In	Comprehensive	Cumulative
	Shares	Amount	Capital	Income (Loss)	Deficit	Totals
Balance, January 1, 2012**	7,500,000	$7,500	$21,674	(8,101)	$165,311	$186,384

Ordinary shares issued for cash	202,300	202	202,098			202,300

Comprehensive Income:
Net Income					(71,398)	(71,398)
Foreign Currency Translation
Adjustment				(3,014)		(3,014)
Comprehensive Income				(3,014)	(71,398)	(74,412)

Balance, December 31, 2012	7,702,300	$7,702	$223,772	(11,115)	$93,313	$314,272

Comprehensive Income:
Net Income					(819)	(819)
Foreign Currency Translation
Adjustment				(1,793)		(1,793)
Comprehensive Income				(1,793)	(819)	(2,612)

Balance, December 31, 2013	7,702,300	$7,702	$223,772	(12,908)	$93,094	$311,660

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

FLINT INT’L SERVICES, INC. Notes to the Consolidated Financial Statements December 31, 2013 and 2012

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

Accounts Receivable:

Accounts receivable are carried at their face amount, less an allowance for doubtful accounts.  On a periodic basis, the Company evaluates accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and credit conditions, based on a history of write offs and collections.  The Company’s policy is generally not to charge interest on trade receivables after the invoice becomes past due.  A receivable is considered past due if payments have not been received within agreed upon invoice terms.   The Company provides an allowance for all receivables that are greater than 90 days old. Allowances for Doubtful Accounts totaled $0 and $0 at December 31, 2013 and 2012,  respectively.  Write offs are recorded at a time when a customer receivable is deemed uncollectible.

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

Advertising:

Advertising costs consist primarily of print media and internet banners and are expensed as incurred.  The Company did not incur any advertising expenses in 2013 or 2012.

Cost of Sales:

Cost of sales consists primarily of depreciation expense, payroll and development expense.

Income Taxes:

The Company has adopted ASC 740-10 which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable.  Income taxes are provided for all items included in the statements of operations for the years ended December 31, 2013 and 2012.

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

In accordance with ASC 740-10-50, Accounting for Uncertainty in Income Taxes, the Company recognizes the tax benefits from uncertain tax positions only if it is more than likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.  Interest and/or penalties related to income tax matters, if incurred, are recognized as a component of income tax expense.  The Company’s income tax filings are subject to audit by various taxing authorities.  The Company’s open audit periods are 2011, 2012 and 2013.

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

Employee Benefit Plans:

The Company has no employee benefit plans.

NOTE 2 – FIXED ASSETS

Fixed assets at December 31, 2013 and 2012 are as follows:

	2013	2012
Autos	$44,013	$44,013
Office Equipment	16,784	16,784
Less: Accumulated Depreciation	(37,316)	(26,374)
Total Fixed Assets	$23,481	$34,423

Depreciation expense for the years ended December 31, 2013 and 2012 was $12,390 and $11,734, respectively. Of the $12,390, $1,448 was allocated to prepaid expenses as depreciating the extended warranty contract.

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

The Company is currently authorized to issue 20,000,000 preferred shares at a par value of $.001 per share.  There were no shares issued and outstanding as of December 31, 2013.

The Company is currently authorized to issue 50,000,000 ordinary shares at a par value of $.001 per share.  These shares have full voting rights.  There were 7,702,300 shares issued and outstanding as of December 31, 2013.

On January 17, 2012 the Company filed an F-1/A; general form for registration of securities under the Securities Act of 1933, and it was approved on January 27, 2012.  The Company, under this registration statement, is authorized to raise up to $500,000 by selling 500,000 shares of common stock at $1.00 per share. The offering was closed on September 21, 2012 after selling 202,300 shares for $1.00 per share.

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

The Company had a net losses of $819 and $71,398 for the years ended December 31, 2013 and 2012, respectively.

Deferred tax assets at December 31, 2013 and 2012 consisted of the following:

	2013	2012
Current:
BVI	$0	$0
Canada	0	0
Total current provision	0	0

Deferred:
BVI	0	0
Canada	0	0
Total deferred provision (credit)	(0)	(0)

The significant components of deferred tax assets (liabilities) consist of the following:
	2013	2012
Accrued Consulting Services	0	0

Amounts recognized in the balance sheet consist of the following:	2013	2012
Deferred tax asset	$0	$0

The realization of deferred tax benefit is contingent upon future earnings.

NOTE 5 – RELATED PARTIES

During 2013 and 2012 and the following related party transaction took place.

2013:

o   Mr. Hiebert received a salary of $60,000 in 2013.

o   The Company repaid the advance from Mr. Hiebert of $55,616 during 2013.  As of December 31, 2013 the total due Mr. Hiebert from the Company is $0.

2012:

o   Mr. Hiebert was paid a salary of $111,969 in 2012.

o   Mr. Hiebert advanced the Company $1,240 during 2012 As of December 31, 2012 the total owed by the Company to Mr. Hiebert is $55,616.

NOTE 6 – SUBSEQUENT EVENTS

In accordance with ASC 855-10 an evaluation of subsequent events was performed through May 10, 2014, which is the date the financial statements. No significant disclosures were noted.

NOTE 7 – RECENT ACCOUNTING PRONOUNCEMENTS

The Company has evaluated all the recent accounting pronouncements through the date of issuance of these financial statements and believe that none of them will have a material effect on the Company’s financial statements.

NOTE 8 – REVENUE

The Company’s revenue is broken out as follows.

	2013	Percent of Revenue	2012	Percent of Revenue
Consulting Services	$80,873	83.6	$298,483	90.8
Other	15,912	16.4	30,362	9.2
TOTAL	$96,695	100.0%	328,845	100.0%

NOTE 9 – REVENUE CONCENTRATION

We are an education technology company that tailor-makes electronic lessons and courses in an easily accessible, interactive bundle. In 2013 and in 2012 we had seven major customers/engagements.

Customers	2013 Revenue	%	2012 Revenue	%
Customer 1	$60,393	62.4%	$152,798	46.5%
Customer 2	20,390	21.1	146,726	44.3
Customer 3	15,912	16.5	30,361	9.2
TOTAL	$96,695	100.0%	$328,845	100.0%

100% of the Company’s revenue for the year ended December 31, 2013 was generated from the three largest engagements.

Approximately 95.0% of the Company’s revenue for the year ended December 31, 2012 was generated from the three largest engagements.

Item 18.	Financial Statements

Not Applicable.

Item 19.	Exhibits.

Exhibit Number	Description

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLINT INT’L SERVICES, INC.

By:	/s/ Russell Hiebert
Russell Hiebert
Chief Executive Officer

Date: May 15, 2014

